Exhibit 99.1

Intercorp Financial Services Inc.

Second Quarter 2023 Earnings

Lima, Peru, August 9, 2023. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the second quarter 2023. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: 2Q23 earnings of S/ 331 mm, up 7% QoQ and 47% YoY

• Total revenues grew 15% YoY, banking NIM reaches 5.6%

• ~10% YoY growth in fees from banking & payments

• Sound efficiency levels, IFS C/I ratio at 34.9%

• ROE impacted by CoR and investment results

Banking: 2Q23 profitability affected by rising cost of risk in retail

• Increasing market shares across business lines

• Further NIM expansion to 5.6% due to increasing yield on loans

• Operating leverage improved, C/I ratio at 37.3%

• Retail CoR continues to increase, strong coverage

Insurance: 2Q23 earnings of S/ 87.9 million, important recovery in profitability after IFRS17 adoption

• Results improved on lower insurance expense for annuities

• ROIP of 6.4% in 2Q23 compared to 6.6% in 1Q23 and 7.8% in 2Q22

• Market leader in annuities with a 28.0% share in 2Q23

• For periods prior to 2023, a reconstruction of results appropriate to the first adoption of IFRS17 has been performed for comparative purposes

Wealth Management: Positive quarter as financial markets recover

• Interest income shows solid numbers for the quarter

• Recovery in other income, due to positive market trends

• AUM grew 6% YoY in dollar terms

Payments: Steady growth in business

• Payments acquirer fees increased 2% QoQ and 15% YoY

• Continuous growth in number of merchants and transactional volumes

• Share of e-commerce transactions within Izipay grew to 16%

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ Statement of financial position (1)

S/ million	06.30.22	03.31.23	06.30.23	%chg 06.30.23/ 03.31.23	%chg 06.30.23/ 06.30.22
Assets
Cash and due from banks and inter-bank funds	12,504.0	12,448.5	11,159.1	(10.4)%	(10.8)%
Financial investments	23,594.4	24,447.2	25,561.1	4.6%	8.3%
Loans, net of unearned interest	46,024.9	47,837.5	48,399.9	1.2%	5.2%
Impairment allowance for loans	(2,044.5)	(2,098.9)	(2,173.8)	3.6%	6.3%
Property, furniture and equipment, net	843.6	790.3	782.0	(1.1)%	(7.3)%
Other assets	4,801.4	4,591.6	4,609.3	0.4%	(4.0)%
Total assets	85,723.8	88,016.2	88,337.6	0.4%	3.0%
Liabilities and equity
Deposits and obligations	47,277.7	49,816.8	48,734.6	(2.2)%	3.1%
Due to banks and correspondents and inter-bank funds	8,062.2	8,284.4	9,484.8	14.5%	17.6%
Bonds, notes and other obligations	7,905.4	5,801.8	5,620.8	(3.1)%	(28.9)%
Insurance contract liabilities	10,946.5	11,534.8	11,935.2	3.5%	9.0%
Other liabilities	3,080.9	3,442.0	3,171.0	(7.9)%	2.9%
Total liabilities	77,272.7	78,879.7	78,946.4	0.1%	2.2%
Equity, net
Equity attributable to IFS' shareholders	8,403.0	9,084.6	9,336.8	2.8%	11.1%
Non-controlling interest	48.1	51.9	54.4	4.8%	13.1%
Total equity, net	8,451.1	9,136.5	9,391.1	2.8%	11.1%
Total liabilities and equity net	85,723.8	88,016.2	88,337.6	0.4%	3.0%

(1)
Figures as of 06.30.22 have been re-expressed for comparison purposes due to IFRS17 adoption.

Intercorp Financial Services’ net profit was S/ 331.0 million in 2Q23, representing an increase of S/ 64.1 million QoQ, or 24.0%, and S/ 105.6 million YoY, or 46.9%.

It is worth mentioning that IFS’ results in 1Q23 were impacted by the booking of an impairment affecting interest on loans for S/ 70.0 million, or S/ 41.5 million after taxes. This was related to rescheduled loans granted in 1Q23 to help customers affected by the protests and rains that occurred during such quarter, in line with SBS guidelines. Excluding such impairment, profits would have resulted in S/ 308.4 million in 1Q23, resulting in an increase of S/ 22.6 million, or 7.3% QoQ.

IFS’s annualized ROE was 14.3% in 2Q23, above the 11.5% registered in 1Q23 and the 10.8% reported in 2Q22. For a comparison basis, ROE would have resulted in 13.3% in 1Q23, when excluding the above-mentioned impairment in such quarter.

Intercorp Financial Services’ P&L statement (1)

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Interest and similar income	1,392.1	1,658.0	1,808.3	9.1%	29.9%
Interest and similar expenses	(360.2)	(579.9)	(632.6)	9.1%	75.6%
Net interest and similar income	1,031.8	1,078.2	1,175.7	9.0%	13.9%
Impairment loss on loans, net of recoveries	(193.3)	(367.6)	(416.8)	13.4%	n.m.
Recovery (loss) due to impairment of financial investments	0.3	(13.2)	1.1	n.m.	n.m.
Net interest and similar income after impairment loss	838.9	697.4	760.0	9.0%	(9.4)%
Fee income from financial services, net	293.6	301.3	298.9	(0.8)%	1.8%
Other income	(4.8)	143.1	85.0	(40.6)%	n.m.
Insurance results	(62.6)	(91.3)	(34.2)	(62.5)%	(45.3)%
Other expenses	(656.1)	(680.1)	(690.3)	1.5%	5.2%
Income before translation result and income tax	409.0	370.4	419.4	13.2%	2.5%
Translation result	(62.0)	0.9	14.7	n.m.	n.m.
Income tax	(121.6)	(104.4)	(103.0)	(1.3)%	(15.3)%
Profit for the period	225.4	266.9	331.0	24.0%	46.9%
Attributable to IFS' shareholders	223.0	265.1	329.0	24.1%	47.5%
EPS	1.93	2.30	2.85
ROE	10.8%	11.5%	14.3%
ROA	1.1%	1.2%	1.5%
Efficiency ratio	45.4%	34.9%	34.9%

(1)
Figures for 2Q22 have been re-expressed for comparison purposes due to IFRS17 adoption.

Quarter-on-quarter performance

Profits increased S/ 64.1 million QoQ, or 24.0%, mainly due to S/ 97.5 million higher net interest and similar income, in addition to an improvement of S/ 57.1 million in insurance results. These factors were partially offset by a S/ 58.1 million contraction in other income, as well as increases of S/ 49.2 million in impairment loss on loans, net of recoveries, and S/ 10.2 million in other expenses.

Net interest and similar income increased S/ 97.5 million QoQ, or 9.0%, mainly explained by higher average yields on loans in our Banking business, as well as higher dividends received from the proprietary portfolio investments in our Wealth Management business.

Insurance results grew S/ 57.1 million QoQ as a result of lower expenses of S/ 58.4 million in annuities, partially offset by higher expenses of S/ 2.8 million in retail insurance.

Other income decreased S/ 58.1 million QoQ, or 40.6%, mainly due to lower results in our Insurance business and a negative performance at the holding company level. These effects were partially compensated by lower mark-to-market losses in our Wealth Management business, in turn associated with an improvement in global market trends.

Impairment loss on loans, net of recoveries, increased S/ 49.2 million QoQ, or 13.4%, explained by higher provision requirements in the retail loan book, especially in credit cards, partially offset by lower requirements in the commercial loan book in our Banking business.

Other expenses increased S/ 10.2 million QoQ, or 1.5%, due to higher administrative expenses in our Banking and Payments businesses. These effects were partially compensated by lower administrative expenses in our Wealth Management business.

IFS’ effective tax rate decreased, from 28.1% in 1Q23 to 23.7% in 2Q23, as a result of higher contribution to profits from tax-exempt businesses.

Year-on-year performance

Profits increased S/ 105.6 million YoY, or 46.9%, mainly due to increases of S/ 143.9 million in net interest and similar income, S/ 89.8 million in other income, S/ 28.4 million in insurance results and S/ 5.3 million in net fee income from financial services. These effects were partially compensated by increases of S/ 223.5 million in impairment loss on loans, net of recoveries, and S/ 34.2 million in other expenses.

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Net interest and similar income increased S/ 143.9 million YoY, or 13.9%, mainly explained by higher average yields across all components of interest-earning assets in our Banking business, partially offset by lower interest income in our Insurance business, in turn attributed to a decrease in inflation-linked returns.

Other income grew S/ 89.8 million YoY, mostly due to lower mark-to-market losses in our Wealth Management business, in turn associated with an improvement in global market trends, as well as higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss in our Banking business. These factors were slightly offset by reductions in valuation results from investment property and rental income in our Insurance business.

Insurance results increased S/ 28.4 million YoY as a result of lower insurance expense which more than offset lower insurance income.

Net fee income from financial services grew S/ 5.3 million YoY, or 1.8%, mainly attributed to higher fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, commissions from credit card services, commissions from banking services, and lower expenses related to insurance in our Banking business.

Impairment loss on loans, net of recoveries increased S/ 223.5 million YoY, or more than two-fold, due to higher requirements in both retail and commercial loan portfolios in our Banking business.

Other expenses grew S/ 34.2 million YoY, or 5.2%, mainly attributed to higher administrative expenses in our Banking and Payments businesses, as well as salaries and employee benefits in our Insurance business. These effects were partially compensated by lower administrative expenses in our Wealth Management business.

IFS’ effective tax rate decreased YoY, mainly as a result of the reversion of losses to profits in our Wealth Management business, and the higher contribution to profits from our Insurance business, both of which are tax-exempt.

CONTRIBUTION BY BUSINESS

The following table shows the contribution of Banking, Insurance, Wealth Management and Payments businesses to Intercorp Financial Services’ net profit. The performance of each of the four segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business (1)

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Banking	321.2	250.2	274.4	9.6%	(14.6)%
Insurance	51.0	31.3	87.9	n.m.	72.3%
Wealth Management	(120.3)	7.8	21.5	n.m.	n.m.
Payments	12.6	12.1	9.4	(21.8)%	(24.8)%
Corporate and eliminations	(39.1)	(34.5)	(62.1)	80.2%	58.9%
IFS profit for the period	225.4	266.9	331.0	24.0%	46.9%

(1)
Figures for 2Q22 have been re-expressed for comparison purposes due to IFRS17 adoption.

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Interbank

SUMMARY

Interbank’s profits were S/ 274.4 million in 2Q23, an increase of S/ 24.2 million QoQ, or 9.6%, but a reduction of S/ 46.8 million YoY, or 14.6%. The quarterly performance was mainly attributed to growth of S/ 93.4 million in net interest and similar income, partially offset by increases of S/ 49.2 million in impairment loss on loans, net of recoveries, and S/ 10.9 million in other expenses, together with a negative performance in translation result.

It is important to note that the higher net interest and similar income was partly explained by a base effect from the booking of an impairment for S/ 70.0 million in 1Q23, or S/ 41.5 million after taxes. This was related to rescheduled loans granted in 1Q23 to help customers affected by the protests and rains that occurred during such quarter, in line with SBS guidelines. Excluding such impairment, net interest and similar income would have grown 2.5% QoQ.

The annual performance in net profit was mainly explained by growth of S/ 233.5 million in impairment loss on loans, net of recoveries, and S/ 16.6 million in other expenses, in addition to a negative reversion in translation result. These factors were partially compensated by increases of S/ 162.0 million in net interest and similar income, S/ 18.0 million in net fee income from financial services, and S/ 12.0 million in other income.

Interbank’s ROE was 14.8% in 2Q23, above the 13.6% reported in 1Q23, but below the 19.4% registered in 2Q22.

Banking Segment’s P&L Statement

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Interest and similar income	1,107.4	1,384.6	1,544.5	11.5%	39.5%
Interest and similar expense	(316.9)	(525.5)	(592.0)	12.7%	86.8%
Net interest and similar income	790.5	859.1	952.5	10.9%	20.5%
Impairment loss on loans, net of recoveries	(193.4)	(367.7)	(416.9)	13.4%	n.m.
Recovery (loss) due to impairment of financial investments	0.0	0.2	0.1	(27.7)%	n.m.
Net interest and similar income after impairment loss	597.1	491.6	535.8	9.0%	(10.3)%
Fee income from financial services, net	190.1	207.0	208.1	0.5%	9.5%
Other income	114.0	127.3	126.0	(1.0)%	10.6%
Other expenses	(480.9)	(486.6)	(497.5)	2.2%	3.4%
Income before translation result and income tax	420.2	339.3	372.4	9.8%	(11.4)%
Translation result	8.9	(6.6)	(10.4)	57.4%	n.m.
Income tax	(107.9)	(82.5)	(87.6)	6.3%	(18.8)%
Profit for the period	321.2	250.2	274.4	9.6%	(14.6)%
ROE	19.4%	13.6%	14.8%
Efficiency ratio	42.3%	39.1%	37.3%
NIM	4.9%	5.1%	5.6%
NIM on loans	7.6%	7.6%	8.6%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 65,894.9 million as of June 30, 2023, an increase of 0.5% QoQ and 3.9% YoY.

The quarterly growth in interest-earning assets was explained by increases of 6.4% in financial investments and 1.4% in loans, partially offset by a decrease of 9.0% in cash and due from banks and inter-bank funds.

The YoY increase in interest-earning assets was attributed to growth of 8.4% in financial investments and 5.8% in loans, partially compensated by a decrease of 7.9% in cash and due from banks and inter-bank funds.

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Interest-earning assets

S/ million	06.30.22	03.31.23	06.30.23	%chg 06.30.23/ 03.31.23	%chg 06.30.23/ 06.30.22
Cash and due from banks and inter-bank funds	10,676.2	10,810.7	9,837.3	(9.0)%	(7.9)%
Financial investments	10,525.3	10,726.1	11,409.5	6.4%	8.4%
Loans	42,218.9	44,017.1	44,648.2	1.4%	5.8%
Total interest-earning assets	63,420.4	65,553.9	65,894.9	0.5%	3.9%

Loan portfolio

S/ million	06.30.22	03.31.23	06.30.23	%chg 06.30.23/ 03.31.23	%chg 06.30.23/ 06.30.22
Performing loans
Retail	22,001.5	24,323.8	25,057.7	3.0%	13.9%
Commercial	20,384.8	19,613.3	19,538.2	(0.4)%	(4.2)%
Total performing loans	42,386.3	43,937.1	44,595.9	1.5%	5.2%
Restructured and refinanced loans	258.0	336.2	345.3	2.7%	33.8%
Past due loans	1,218.1	1,386.8	1,363.7	(1.7)%	12.0%
Total gross loans	43,862.3	45,660.1	46,304.9	1.4%	5.6%
Add (less)
Accrued and deferred interest	400.7	455.7	516.9	13.4%	29.0%
Impairment allowance for loans	(2,044.1)	(2,098.6)	(2,173.6)	3.6%	6.3%
Total direct loans, net	42,218.9	44,017.1	44,648.2	1.4%	5.8%

The evolution of performing loans continued to be affected by the disbursement and maturity or prepayment of commercial loans under the Reactiva Peru Program. As of June 30, 2023, these performing loans amounted S/ 1,031.2 million, compared to balances of S/ 1,452.1 million as of March 31, 2023 and S/ 3,337.8 million as of June 30, 2022.

Performing loans increased 1.5% QoQ, as retail loans sequentially grew 3.0%, while commercial loans slightly decreased 0.4%. Excluding the effect of the Reactiva Peru Program in the comparing periods, total performing loans would have increased 2.5% and commercial loans would have increased 1.9%.

Retail loans grew 3.0% QoQ due to increases of 3.9% in consumer loans and 1.5% in mortgages. Growth in consumer loans resulted from higher balances of cash loans and vehicle loans, personal loans and credit cards, as well as payroll deduction loans.

The quarterly reduction in commercial loans was a result of lower working capital loans in the mid-sized segment and trade finance loans in the corporate segment. These factors were partially offset by higher balances of working capital loans and leasing operations in the corporate segment.

Performing loans grew 5.2% YoY explained by a 13.9% increase in retail loans, partially offset by a 4.2% reduction in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 11.6% and 8.6% YoY, respectively.

The YoY growth in retail loans was due to increases of 18.5% in consumer loans and 6.8% in mortgages. The increase in consumer loans resulted from higher balances of cash loans and vehicle loans, credit cards and personal loans, as well as payroll deduction loans.

The annual reduction in commercial loans was mainly explained by lower balances of Reactiva Peru loans, particularly lower working capital loans in the mid and small-sized segments, as well as lower trade finance loans in the corporate segment. These effects were partially compensated by higher balances of leasing operations and working capital loans in the corporate segment.

As of 2Q23, 1Q23 and 2Q22, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 1,075.0 million, S/ 1,266.0 million and S/ 1,829.3 million, respectively, representing 87.3% of total balances of Reactiva Peru loans in 2Q23, 74.6% in 1Q23 and 52.3% in 2Q22.

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It is worth mentioning that these loans are guaranteed in large part by the Peruvian government. As of June 30, 2023, Interbank activated the guarantee coverage for an amount of S/ 728.5 million.

Breakdown of retail loans

S/ million	06.30.22	03.31.23	06.30.23	%chg 06.30.23/ 03.31.23	%chg 06.30.23/ 06.30.22
Consumer loans:
Credit cards & other loans	8,774.4	10,358.0	10,778.9	4.1%	22.8%
Payroll deduction loans(1)	4,552.2	4,836.2	5,011.3	3.6%	10.1%
Total consumer loans	13,326.6	15,194.1	15,790.3	3.9%	18.5%
Mortgages	8,674.9	9,129.7	9,267.4	1.5%	6.8%
Total retail loans	22,001.5	24,323.8	25,057.7	3.0%	13.9%

(1)
Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	06.30.22	03.31.23	06.30.23	%chg 06.30.23/ 03.31.23	%chg 06.30.23/ 06.30.22
Deposits and obligations	43,576.8	46,247.0	45,623.2	(1.3)%	4.7%
Due to banks and correspondents and inter-bank funds	7,538.4	7,848.6	9,100.5	16.0%	20.7%
Bonds, notes and other obligations	6,568.0	4,476.4	4,351.0	(2.8)%	(33.8)%
Total	57,683.2	58,571.9	59,074.7	0.9%	2.4%
% of funding
Deposits and obligations	75.5%	79.0%	77.2%
Due to banks and correspondents and inter-bank funds	13.1%	13.4%	15.4%
Bonds, notes and other obligations	11.4%	7.6%	7.4%

Interbank's funding base was still influenced by the funds provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of June 30, 2023, the balance of such special funding was S/ 928.9 million, compared to S/ 1,356.7 million as of March 31, 2023 and S/ 3,139.8 million as of June 30, 2022.

The bank’s total funding base increased 0.9% QoQ, in line with the 0.5% QoQ growth of interest-earning assets. This was explained by an increase of 16.0% in due to banks and correspondents and inter-bank funds, partially offset by a 2.8% contraction in bonds, notes and other obligations, as well as a 1.3% reduction in deposits and obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base would have increased 1.6% QoQ, while due to banks and correspondents and inter-bank funds would have grown 25.9%.

The quarterly increase in due to banks and correspondents and inter-bank funds was mainly the result of higher long and short-term funding provided by correspondent banks abroad, as well as short-term inter-bank operations. These factors were partially compensated by lower long-term funding provided by the Central Bank.

The QoQ decline in bonds, notes and other obligations was mainly attributable to a lower exchange rate over the balances of the dollar-denominated bonds.

The quarterly reduction in deposits and obligations was mainly due to a decrease of 16.1% in institutional deposits, partially offset by growth of 6.7% in commercial deposits, while retail deposits remained relatively stable.

The bank’s total funding base increased 2.4% YoY, compared to the 3.9% growth of interest-earning assets. This was explained by increases of 20.7% in due to banks and correspondents and inter-bank funds, and 4.7% in deposits and obligations, partially offset by a 33.8% reduction in bonds, notes and other obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base and due to banks and correspondents and inter-bank funds would have increased 6.6% and 85.8% YoY, respectively.

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The YoY growth in due to banks and correspondents and inter-bank funds was mainly the result of higher long and short-term funding provided by correspondent banks abroad, as well as higher short and long-term inter-bank funds, in addition to a higher long-term funding from COFIDE. These effects were partially offset by lower long-term funding provided by the Central Bank.

The annual increase in deposits and obligations was mainly attributable to growth of 35.3% in institutional deposits and 7.9% in retail deposits, partially offset by a 10.2% reduction in commercial deposits.

The YoY decrease in bonds, notes and other obligations was due to the maturity and cancellation of senior unsecured bonds in the international market for US$ 485.0 million, as well as subordinated bonds in the local market for S/ 150.0 million, both in January 2023.

As of June 30, 2023, the proportion of deposits and obligations to total funding was 77.2%, higher than the 75.5% reported as of June 30, 2022. Likewise, the proportion of institutional deposits to total deposits grew from 12.0% as of June 30, 2022 to 15.5% as of June 30, 2023.

Breakdown of deposits

S/ million	06.30.22	03.31.23	06.30.23	%chg 06.30.23/ 03.31.23	%chg 06.30.23/ 06.30.22
By customer service:
Retail	21,686.3	23,548.3	23,406.1	(0.6)%	7.9%
Commercial	16,298.1	13,722.3	14,635.9	6.7%	(10.2)%
Institutional	5,222.6	8,418.2	7,065.2	(16.1)%	35.3%
Other	369.8	558.2	515.9	(7.6)%	39.5%
Total	43,576.8	46,247.0	45,623.2	(1.3)%	4.7%
By type:
Demand	13,162.5	11,217.1	11,664.5	4.0%	(11.4)%
Savings	20,596.3	19,451.5	18,201.1	(6.4)%	(11.6)%
Time	9,812.1	15,563.3	15,751.5	1.2%	60.5%
Other	5.9	15.1	6.2	(59.2)%	4.6%
Total	43,576.8	46,247.0	45,623.2	(1.3)%	4.7%

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Interest and similar income	1,107.4	1,384.6	1,544.5	11.5%	39.5%
Interest and similar expense	(316.9)	(525.5)	(592.0)	12.7%	86.8%
Net interest and similar income	790.5	859.1	952.5	10.9%	20.5%
NIM	4.9%	5.1%	5.6%	50 bps	70 bps

Interest and similar income

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	15.0	82.8	82.4	(0.5)%	n.m.
Financial investments	103.2	122.1	124.0	1.6%	20.2%
Loans	989.2	1,179.7	1,338.1	13.4%	35.3%
Total Interest and similar income	1,107.4	1,384.6	1,544.5	11.5%	39.5%
Average interest-earning assets	65,097.2	67,170.1	67,860.5	1.0%	4.2%
Average yield on assets (annualized)	6.8%	8.2%	9.1%	90 bps	230 bps

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Interest and similar expense

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Interest and similar expense
Deposits and obligations	(184.0)	(377.6)	(412.7)	9.3%	n.m.
Due to banks and correspondents and inter-bank funds	(42.4)	(83.8)	(117.2)	39.7%	n.m.
Bonds, notes and other obligations	(90.5)	(64.0)	(62.1)	(2.9)%	(31.3)%
Total Interest and similar expense	(316.9)	(525.5)	(592.0)	12.7%	86.8%
Average interest-bearing liabilities	57,139.5	58,249.0	58,823.3	1.0%	2.9%
Average cost of funding (annualized)	2.2%	3.6%	4.0%	40 bps	180 bps

QoQ Performance

Net interest and similar income grew 10.9% QoQ due to an 11.5% increase in interest and similar income, partially compensated by 12.7% growth in interest and similar expense.

The higher interest and similar income was attributed to increases of 13.4% in interest on loans and 1.6% in interest on financial investments, partially offset by a slight 0.5% reduction in interest on due from banks and inter-bank funds.

Interest and similar income grew partly explained by a base effect from the booking of an impairment for S/ 70.0 million in 1Q23, which boosted a 13.4% growth in interest on loans. The impairment was related to rescheduled loans granted in 1Q23 to help customers affected by the protests and rains that occurred during such quarter, in line with SBS guidelines. Excluding such impairment, interest on loans would have increased 7.1%, while interest and similar income and net interest and similar income would have grown 6.2% and 2.5%, respectively.

Interest on loans increased S/ 158.4 million QoQ, or 13.4%, as the result of a 120 basis point growth in the average yield, partly due to the impairment in 1Q23, in addition to 1.2% growth in the average loan portfolio. Excluding the impairment on interest on loans, the average yield would have increased 60 basis points.

The higher average volume of loans was attributed to 3.6% growth in retail loans, partially offset by a 5.4% reduction in commercial loans, as retail loans contributed more to total loans. In the retail portfolio, average volumes increased 4.9% in consumer loans and 1.4% in mortgages. In the commercial portfolio, average volumes decreased 8.6% in trade finance loans and 0.4% in working capital loans, partially compensated by 2.9% higher leasing operations.

Interest on financial investments increased S/ 1.9 million QoQ, or 1.6%, due to growth of 9.0% in the average volume and despite a 30 basis point decrease in the average yield, from 4.8% in 1Q23 to 4.5% in 2Q23.

Contrary to the performance of interest on loans and investments, interest on due from banks and inter-bank funds slightly declined S/ 0.4 million QoQ, or 0.5%, explained by a 6.8% reduction in the average volume, despite a 20 basis point increase in the nominal average rate, from 3.0% in 1Q23 to 3.2% in 2Q23.

The nominal average yield on interest-earning assets increased 90 basis points QoQ, from 8.2% in 1Q23 to 9.1% in 2Q23. However, excluding the impairment on interest on loans in 1Q23, the average return on interest-earning assets would have increased 40 basis points, from 8.7%.

The higher interest and similar expense was due to increases of 39.7% in interest on due to banks and correspondents, and 9.3% in interest on deposits and obligations, partially compensated by a 2.9% reduction in interest on bonds, notes and other obligations.

Interest on due to banks and correspondents increased S/ 33.4 million QoQ, or 39.7%, explained by a 90 basis point increase in the average cost, in addition to a 16.0% increase in the average volume. The higher average cost was explained by higher rates paid to funds provided by correspondent banks abroad and to a lesser extent from the Central Bank. Growth in the average volume was mostly attributed to higher funding from correspondent banks abroad and inter-bank funds.

The quarterly growth in interest on deposits and obligations was due to a 30 basis point increase in the average cost, from 3.3% in 1Q23 to 3.6% in 2Q23, in addition to a 1.1% increase in the average volume. The increase in the average cost was due to higher rates paid to

9

retail deposits, partially offset by lower rates paid to commercial deposits. By currency, average balances of soles-denominated deposits grew 1.1% while average dollar-denominated deposits increased 1.3%.

The reduction in interest on bonds, notes and other obligations was mostly attributed to a 20.1% lower average volume, as a result of the maturity of US$ 485.0 million senior bonds in the international market and S/ 150.0 million subordinated bonds in the local market, both in early 2023, in addition to a reduction of the foreign exchange rate.

The average cost of funding increased 40 basis points, from 3.6% in 1Q23 to 4.0% in 2Q23, as a consequence of the higher cost of due to banks and correspondents, as well as deposits.

As a result of the above, net interest margin was 5.6% in 2Q23, 50 basis points higher than the 5.1% reported in 1Q23. However, excluding the impairment on interest on loans in 1Q23, net interest margin would have increased 10 basis points, from 5.5%.

YoY Performance

Net interest and similar income grew 20.5% YoY due to a 39.5% increase in interest and similar income, partially offset by growth of 86.8% in interest and similar expense.

The higher interest and similar income was due to increases of more than five-fold in interest on due from banks and inter-bank funds, 35.3% in interest on loans and 20.2% in interest on financial investments

Interest on due from banks and inter-bank funds grew S/ 67.4 million YoY, or more than five-fold, explained by growth of 270 basis points in the average yield, from 0.5% in 2Q22 to 3.2% in 2Q23, despite a 7.0% reduction in the average volume, mostly due to lower deposits at the Central Bank.

Interest on loans increased S/ 348.9 million YoY, or 35.3%, explained by growth of 240 basis points in the average yield and 6.9% in the average volume.

The increase in the average rate on loans, from 9.1% in 2Q22 to 11.5% in 2Q23, was mainly due to higher yields on commercial, consumer and mortgage loans to a lesser extent.

The higher average volume of loans was attributed to growth of 15.2% in retail loans, partially offset by a 5.4% reduction in commercial loans. In the retail portfolio, average volumes grew due to increases of 20.0% in consumer loans and 7.6% in mortgages. In the commercial portfolio, the lower average volume was mainly attributed to decreasing volumes in working capital loans, partially offset by higher leasing operations and trade finance loans.

Interest on financial investments increased S/ 20.8 million YoY, or 20.2%, due to growth of 60 basis points in the average yield and 5.0% in the average volume. The increase in the nominal average rate, from 3.9% in 2Q22 to 4.5% in 2Q23, was the result of higher returns on CDBCR and corporate bonds. Growth in the average volume was the result of higher balances of CDBCR, partially compensated by lower average volumes of corporate bonds.

The nominal average yield on interest-earning assets increased 230 basis points, from 6.8% in 2Q22 to 9.1% in 2Q23, in line with the higher returns on all components of interest-earning assets.

The higher interest and similar expense was due to increases of more than two-fold in interest on deposits and obligations, and in interest on due to banks and correspondents, while interest on bonds, notes and other obligations decreased 31.3%.

Interest on deposits and obligations increased S/ 228.7 million YoY, or more than two-fold, explained by a 190 basis point growth in the average cost, from 1.7% in 2Q22 to 3.6% in 2Q23, in addition to a 6.3% increase in the average volume. By currency, average balances of soles-denominated deposits increased 8.3% while average dollar-denominated deposits increased 2.7%.

Interest on due to banks and correspondents grew S/ 74.8 million YoY, or more than two-fold, as the result of a 320 basis point increase in the average cost, from 2.3% in 2Q22 to 5.5% in 2Q23, in addition to 14.7% growth in the average volume. The increase in the average cost was due to higher rates paid to funds from correspondent banks abroad, as well as inter-bank funds and the Central Bank, while the higher average volume was explained by increased funding from correspondent banks abroad and COFIDE.

The lower interest on bonds, notes and other obligations was mainly explained by a 32.3% decrease in the average volume, attributable to the maturity of S/ 137.9 million subordinated bonds in the local market in mid-2022, as well as US$ 485.0 million senior bonds in the international market and S/ 150.0 million subordinated bonds in the local market, both in early 2023.

10

The average cost of funding increased 180 basis points, from 2.2% in 2Q22 to 4.0% in 2Q23, as a consequence of the higher implicit cost of due to banks and correspondents, and deposits.

As a result of the above, net interest margin was 5.6% in 2Q23, 70 basis points higher than the 4.9% reported in 2Q22.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries increased 13.4% QoQ and more than two-fold YoY.

The quarterly increase was explained by higher provision requirements in the retail loan book, partially offset by lower requirements in the commercial loan book. In the retail portfolio, the increase in provisions was mainly driven by higher requirements in credit cards. In the commercial portfolio, the decrease was mainly due to lower provision requirements in the corporate segment.

The annual increase in provisions was explained by higher requirements in both retail and commercial loan portfolios. Higher requirements in the retail loan book were mostly related to credit cards. The increase in the commercial portfolio was mainly driven by higher provision requirements in the mid-sized segment.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was 3.6% in 2Q23, higher than the 3.2% and 1.8% reported in 1Q23 and 2Q22, respectively.

Impairment loss on loans, net of recoveries

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Impairment loss on loans, net of recoveries	(193.4)	(367.7)	(416.9)	13.4%	n.m.
Impairment loss on loans/average gross loans	1.8%	3.2%	3.6%	40 bps	180 bps
S3 NPL ratio (at end of period)	2.5%	2.6%	2.7%	10 bps	20 bps
S3 NPL coverage ratio (at end of period)	185.9%	177.9%	173.0%	-490 bps	-1290 bps
Impairment allowance for loans	2,044.1	2,098.6	2,173.6	3.6%	6.3%

The Stage 3 NPL ratio increased 10 basis points QoQ and 20 basis points YoY, to 2.7% in 2Q23. The quarterly increase was due to a slightly higher commercial NPL ratio and stable retail NPL ratio. The higher Stage 3 NPL ratio YoY was explained by a 30 basis point increase in commercial loans’ NPL, partially compensated by a 10 basis point decrease in retail loans’ NPL.

Furthermore, the S3 NPL coverage ratio was 173.0% as of June 30, 2023, lower than the 177.9% registered as of March 31, 2023 and the 185.9% reported as of June 30, 2022. Still, it represented healthy coverage levels of impairment allowance for loans.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services increased S/ 1.1 million QoQ, or 0.5%, mainly explained by higher commissions from banking services, and fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services. These factors were partially offset by higher expenses related to insurance, as well as lower commissions from credit card services and fees from indirect loans.

Net fee income from financial services grew S/ 18.0 million YoY, or 9.5%, mainly due to higher fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, commissions from credit card services, commissions from banking services, and lower expenses related to insurance. These effects were partially compensated by lower fees from indirect loans.

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Fee income from financial services, net

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Income
Commissions from credit card services	105.1	116.5	112.3	(3.6)%	6.9%
Commissions from banking services	76.7	76.2	83.5	9.6%	8.8%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	64.5	69.3	73.8	6.6%	14.4%
Fees from indirect loans	18.7	17.4	15.9	(8.7)%	(15.2)%
Collection services	15.4	16.8	15.9	(5.6)%	2.8%
Other	14.7	11.9	11.5	(2.6)%	(21.7)%
Total income	295.2	308.0	312.9	1.6%	6.0%
Expenses
Insurance	(25.0)	(16.5)	(21.3)	28.9%	(15.0)%
Fees paid to foreign banks	(6.4)	(6.2)	(6.5)	4.3%	1.0%
Other	(73.7)	(78.3)	(77.1)	(1.6)%	4.6%
Total expenses	(105.1)	(101.0)	(104.8)	3.8%	(0.3)%
Fee income from financial services, net	190.1	207.0	208.1	0.5%	9.5%

OTHER INCOME

Other income decreased S/ 1.3 million QoQ, mainly explained by the base effect of an extraordinary income registered in 1Q23 related to a sale of property, which more than offset a higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income increased S/ 12.0 million YoY, mostly due to a higher net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income

S/ million	2Q22	1Q23	2Q23		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	82.8	90.1	99.4	(1)	10.4%	20.1%
Net gain on sale of financial investments	(0.9)	0.1	(0.0)		n.m.	(96.2)%
Other	32.1	37.1	26.6		(28.3)%	(17.2)%
Total other income	114.0	127.3	126.0		(1.0)%	10.6%

(1)
Includes S/ 128.0 million of net gain on foreign exchange transactions and S/ -28.6 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses increased S/ 10.9 million QoQ, or 2.2%, and S/ 16.6 million YoY, or 3.4%.

The quarterly growth in other expenses was explained by higher administrative expenses, depreciation and amortization, partially offset by lower salaries and employee benefits.

The annual increase was the result of higher administrative expenses, and depreciation and amortization charges, partially compensated by lower salaries and employee benefits.

The efficiency ratio was 37.3% in 2Q23, an improvement compared to the 39.1% reported in 1Q23 and the 42.3% registered in 2Q22. It is important to mention that, excluding the impairment on interest on loans of S/ 70.0 million, the efficiency ratio would have been 36.9% in 1Q23.

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Other expenses

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Salaries and employee benefits	(171.3)	(170.2)	(163.5)	(4.0)%	(4.6)%
Administrative expenses	(226.7)	(230.3)	(250.1)	8.6%	10.4%
Depreciation and amortization	(64.8)	(66.2)	(66.8)	0.9%	3.1%
Other	(18.1)	(19.9)	(17.1)	(14.1)%	(5.8)%
Total other expenses	(480.9)	(486.6)	(497.5)	2.2%	3.4%
Efficiency ratio	42.3%	39.1%	37.3%	-180 bps	-500 bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 15.2% as of June 30, 2023, stable compared to the ratio reported as of March 31, 2023 and as of June 30, 2022.

In 2Q23, risk-weighted assets (APR) increased 2.4% QoQ due to higher capital requirements for credit risk, operational risk and market risk. The higher RWA for credit risk were attributed to higher RWA for loans, due to an increase in these, partially offset by lower RWA for other assets and financial investments.

Total regulatory capital increased 2.8% QoQ, mainly attributed to the increase in profits for the year and to a lower unrealized loss (UL) of available for sale investments, when compared with 1Q23.

The annual performance in the total capital ratio was due to a 3.5% increase in RWA, partially offset by 3.2% growth in regulatory capital. The increase in RWA was due to higher capital requirements for credit risk, operational risk and market risk in a lesser extent. The additional capital requirements for credit risk was due to higher RWA for loans, due to an increase in these, partially offset by lower RWA for other assets and financial investments.

The YoY performance in regulatory capital was mainly a result of the additional capitalization of 2022 results, profits for the period and the lower UL when compared to 2Q22. The effects were partially compensated by a lower capital treatment of local subordinated debt, as well as the deduction of intangible assets, due to the implementation of the new SBS regulation on solvency.

Also, it is worth mentioning that, in December 2022, the SBS issued the Official Document No. 03952-2022, by which it established that, from March 1, 2023, the minimum regulatory capital ratio requirement would remain at 8.5% and would follow an adequation schedule until March 2024, date in which the minimum regulatory capital ratio requirement will reach 10.0%. However, in June 2023, the SBS issued a modification of the resolution published in December 2022, by which it modifies the adequation schedule until September 2024, new date in which the minimum regulatory capital ratio requirement will reach 10.0%.

As of June 30, 2023, Interbank’s total capital ratio of 15.2% was significantly higher than the global requirement plus buffers and capital assigned to cover additional risks, by disposition of the SBS. The minimum regulatory requirement was 9.0% as of June 30, 2023. Additionally, Core Equity Tier 1 (CET1) was 11.4% under the new methodology required by the SBS, compared to the 11.1% registered as of March 31, 2023 and the 11.1% reported as of June 30, 2022, the latter being calculated under the previous methodology. It is important to mention that, under the new SBS regulation, CET1 is the main component of the Tier I capital ratio.

Regulatory capital

S/ million	06.30.22	03.31.23	06.30.23	%chg 06.30.23/ 03.31.23	%chg 06.30.23/ 06.30.22
Tier I capital	6,420.8	6,766.3	7,112.5	5.1%	10.8%
Tier II capital	2,768.6	2,467.3	2,375.2	(3.7)%	(14.2)%
Total regulatory capital	9,189.4	9,233.6	9,487.6	2.8%	3.2%
Risk-weighted assets (RWA)	60,267.7	60,890.9	62,359.8	2.4%	3.5%
Total capital ratio	15.2%	15.2%	15.2%	0 bps	0 bps
Tier I capital / RWA	10.7%	11.1%	11.4%	30 bps	70 bps
CET1	11.1%	11.1%	11.4%	30 bps	30 bps

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(1)
Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

14

Interseguro

SUMMARY

Interseguro adopted IFRS17 requirements starting January 1st, 2023. As permitted by this regulation, for periods prior to 2023, we hereby present a reconstruction of results appropriate to the first adoption of IFRS17 for comparative purposes.

Interseguro’s profits reached S/ 87.9 million in 2Q23, which represented an increase of S/ 56.6 million QoQ and S/ 36.9 million YoY.

The quarterly growth was mainly due to a S/ 57.1 million improvement in insurance results, a positive performance in results due to impairment of financial investments of S/ 14.1 million and an increase in translation result of S/ 9.3 million, partially offset by a S/ 23.3 million decrease in other income.

The annual performance in net profit was mainly explained by increases of S/ 55.7 million in translation result and S/ 28.4 million in insurance results. However, these factors were partially offset by reductions of S/ 22.3 million in net interest and similar income and S/ 13.9 million in other income, as well as S/ 11.3 million higher other expenses.

As a result, Interseguro’s ROE was 143.2% in 2Q23, higher than the 40.5% reported in 1Q23 and the 60.4% registered 2Q22.

Insurance Segment’s P&L Statement (1)

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Interest and similar income	249.9	228.1	214.1	(6.2)%	(14.3)%
Interest and similar expenses	(31.5)	(30.4)	(17.9)	(41.0)%	(43.1)%
Net Interest and similar income	218.4	197.8	196.1	(0.8)%	(10.2)%
Recovery (loss) due to impairment of financial investments	(0.2)	(13.1)	1.0	n.m.	n.m.
Net Interest and similar income after impairment loss	218.3	184.7	197.2	6.8%	(9.7)%
Fee income from financial services, net	(1.4)	(5.1)	(2.3)	(54.8)%	63.3%
Insurance results	(62.6)	(91.3)	(34.2)	(62.5)%	(45.3)%
Other income	20.6	30.0	6.7	(77.7)%	(67.5)%
Other expenses	(83.2)	(92.8)	(94.5)	1.8%	13.5%
Income before translation result and income tax	91.7	25.5	72.9	n.m.	(20.5)%
Translation result	(40.7)	5.7	15.0	n.m.	n.m.
Profit for the period	51.0	31.3	87.9	n.m.	72.3%
ROE	60.4%	40.5%	143.2%
Efficiency ratio	7.4%	9.0%	9.5%

(1)
Figures for 2Q22 have been re-expressed for comparison purposes due to IFRS17 adoption.

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Interest and similar income	249.9	228.7	214.2	(6.3)%	(14.3)%
Interest and similar expenses	(19.2)	(16.4)	(4.6)	(72.3)%	(76.3)%
Net interest and similar income	230.7	212.2	209.6	(1.2)%	(9.2)%
Recovery (loss) due to impairment of financial investments	(0.2)	(13.1)	1.0	n.m.	n.m.
Net Interest and similar income after impairment loss	230.6	199.2	210.6	5.7%	(8.7)%
Net gain (loss) on sale of financial investments	(4.7)	4.3	2.6	(40.4)%	n.m.
Net gain (loss) on financial assets at fair value through profit or loss	(77.1)	8.2	15.1	82.9%	n.m.
Rental income	36.6	15.2	17.1	12.7%	(53.2)%
Valuation gain (loss) from investment property	59.7	(11.4)	(30.5)	n.m.	n.m.
Other	(5.0)	(4.7)	(4.2)	(10.4)%	(16.5)%
Other income	9.4	11.7	0.1	(99.1)%	(98.9)%
Results from investments	240.0	210.9	210.7	(0.1)%	(12.2)%

(1)
Only includes transactions related to investments.

15

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 209.6 million in 2Q23, a decrease of S/ 2.6 million QoQ, or 1.2%, and S/ 21.1 million YoY, or 9.2%.

The quarterly performance was mainly explained by a reduction of S/ 14.5 million in interest and similar income, attributed to a lower inflation rate registered in the last quarter, yet partially offset by a S/ 11.8 million decrease in interest and similar expenses.

The yearly performance was mostly due to lower interest and similar income, attributed to a downward trend in inflation rates.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Recovery due to impairment of financial investments was S/ 1.0 million in 2Q23, compared to losses of S/ -13.1 million in 1Q23 and S/ -0.2 million in 2Q22.

Loss due to impairment of financial investments was relevant in 1Q23 due to an additional provision for impairment on fixed income investments that were downgraded amid the political uncertainty around Peru’s new administration in such quarter.

OTHER INCOME

Other income related to investments was S/ 0.1 million in 2Q23, a decrease of S/ 11.6 million QoQ and S/ 9.3 million YoY.

The quarterly decrease was explained by a S/ 19.1 million deterioration in valuation loss from investment property, along with a reduction of S/ 1.7 million in net gain on sale of financial investments. These effects were partially compensated by growth of S/ 6.9 million in net gain on financial assets at fair value, and S/ 1.9 million in rental income.

The annual performance in other income was mainly due to reductions of S/ 90.2 million in valuation results from investment property, and S/ 19.5 million in rental income. These factors were partially offset by increases of S/ 92.2 million in net gain on financial assets at fair value, and S/ 7.3 million in net gain on sale of financial investments.

INSURANCE RESULTS

Insurance Results

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Insurance Income	283.7	275.6	277.1	0.5%	(2.3)%
Insurance Expenses	(346.2)	(366.8)	(311.3)	(15.1)%	(10.1)%
Insurance Results	(62.6)	(91.3)	(34.2)	(62.5)%	(45.3)%

INSURANCE INCOME

Insurance Income

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Annuities	180.3	188.4	185.2	(1.7)%	2.7%
Individual Life	18.8	22.1	20.6	(6.8)%	9.5%
Retail Insurance	84.5	65.1	71.2	9.4%	(15.7)%
Total Insurance Income	283.7	275.6	277.1	0.5%	(2.3)%

Insurance income was S/ 277.1 million in 2Q23, an increase of S/ 1.5 million QoQ, or 0.5%, but a decrease of S/ 6.6 million YoY, or 2.3%.

The quarterly performance was mainly explained by growth of S/ 6.1 million in retail insurance, partially compensated by a decrease in annuities of S/ 3.2 million.

16

The yearly decrease was mainly explained by a reduction in retail insurance of S/ 13.3 million, partially offset by an increase in annuities of S/ 4.9 million.

17

INSURANCE EXPENSES

Insurance Expenses

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Annuities	(352.1)	(357.6)	(299.2)	(16.3)%	(15.0)%
Individual Life	37.5	5.8	5.7	(1.9)%	(84.8)%
Retail Insurance	(31.6)	(15.0)	(17.8)	18.5%	(43.8)%
Total Insurance Expenses	(346.2)	(366.8)	(311.3)	(15.1)%	(10.1)%

Insurance expenses were S/ 311.3 million in 2Q23, a decrease of S/ 55.5 million QoQ, or 15.1%, and S/ 34.9 million YoY, or 10.1%.

The quarterly performance was mainly explained by lower expenses of S/ 58.4 million in annuities, partially offset by higher expenses of S/ 2.8 million in retail insurance.

The yearly decrease was explained by lower expenses of S/ 52.9 million in annuities and S/ 13.8 million in retail insurance, partially offset by a S/ 31.8 million negative development in individual life.

OTHER EXPENSES

Other Expenses

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Salaries and employee benefits	(16.1)	(23.3)	(23.5)	0.9%	46.3%
Administrative expenses	(16.1)	(17.0)	(16.3)	(3.9)%	1.4%
Depreciation and amortization	(6.4)	(4.7)	(5.3)	14.4%	(17.4)%
Expenses related to rental income	(3.8)	(1.4)	(1.8)	28.7%	(53.6)%
Other	(40.8)	(46.5)	(47.5)	2.2%	16.4%
Other expenses	(83.2)	(92.8)	(94.5)	1.8%	13.5%

Other expenses increased S/ 1.7 million QoQ, or 1.8%, and S/ 11.3 million YoY, or 13.5%.

The quarterly growth was mainly due to increases of S/ 0.6 million in depreciation and amortization charges, S/ 0.4 million in expenses related to rental income and S/ 0.2 million in salaries and employee benefits. These effects were partially compensated by a decrease of S/ 0.7 million in administrative expenses.

The annual performance in other expenses was mainly due to increases of S/ 7.4 million in salaries and employee benefits and S/ 0.2 million in administrative expenses. These factors were partially offset by decreases of S/ 2.0 million in expenses related to rental income and S/ 1.1 million in depreciation and amortization charges.

18

Inteligo

SUMMARY

Inteligo’s net profit was S/ 21.5 million in 2Q23, an increase of S/ 13.7 million QoQ, and a positive recovery against the loss reported in 2Q22.

The quarterly performance was mainly attributable to lower losses on proprietary portfolio investments due to a recovery in the financial markets and the valuation of assets. Other effects that explained the quarterly performance were an increase of 20.6% in net interest and similar income and a decrease of 9.1% in other expenses, partially compensated by a decrease of 12.5% in net fee income from financial services.

On an annual comparison, mark-to-market losses on proprietary portfolio investments decreased considerably in 2Q23 compared to 2Q22. Other effects that contributed with the YoY performance were an increase of 6.6% in net interest and similar income and a decrease of 5.5% in other expenses, yet offset by a decrease of 22.8% in net fee income.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management. However, these results were partially offset by a sequentially lower exchange rate. Consequently, Inteligo’s AUM decreased 1.3% QoQ, but grew 0.9% YoY as of June 30, 2023.

Inteligo’s ROE was 9.7% in 2Q23, higher than the 3.5% reported in the previous quarter.

Wealth Management Segment’s P&L Statement

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Interest and similar income	34.6	43.8	47.6	8.5%	37.3%
Interest and similar expenses	(10.6)	(22.6)	(21.9)	(2.9)%	n.m.
Net interest and similar income	24.0	21.2	25.6	20.6%	6.6%
Impairment loss on loans, net of recoveries	0.1	0.1	0.1	(23.1)%	(58.8)%
Recovery (loss) due to impairment of financial investments	0.5	(0.3)	(0.0)	(90.1)%	n.m.
Net interest and similar income after impairment loss	24.7	21.0	25.6	21.9%	4.0%
Fee income from financial services, net	44.8	39.6	34.6	(12.5)%	(22.8)%
Other income	(147.0)	(14.2)	(3.4)	(75.8)%	(97.7)%
Other expenses	(36.4)	(38.0)	(34.6)	(9.1)%	(5.0)%
Income before translation result and income tax	(113.9)	8.3	22.2	n.m.	n.m.
Translation result	(5.3)	0.4	(0.3)	n.m.	(93.8)%
Income tax	(1.1)	(0.9)	(0.4)	(55.9)%	(63.0)%
Profit for the period	(120.3)	7.8	21.5	n.m.	n.m.
ROE	n.m.	3.5%	9.7%
Efficiency ratio	n.m.	80.7%	60.5%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 21,514.9 million in 2Q23, a S/ 280.1 million or 1.3% decrease QoQ, but a S/ 91.1 million or 0.4% increase YoY, mostly affected by a lower exchange rate.

Client deposits were S/ 3,359.5 million in 2Q23, a S/ 336.8 million or 9.1% reduction QoQ and a S/ 583.8 million or 14.8% decrease YoY. This was mainly due to the conversion of cash positions from clients to investments in securities during 2Q23.

19

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	2.0	10.7	9.0	(15.8)%	n.m.
Financial Investments	16.3	9.5	15.4	61.1%	(6.0)%
Loans	16.3	23.6	23.2	(1.8)%	42.0%
Total interest and similar income	34.6	43.8	47.6	8.5%	37.3%
Interest and similar expenses
Deposits and obligations	(8.4)	(21.4)	(22.2)	3.9%	n.m.
Due to banks and correspondents	(2.3)	(1.2)	0.3	n.m.	n.m.
Total interest and similar expenses	(10.6)	(22.6)	(21.9)	(2.9)%	n.m.
Net interest and similar income	24.0	21.2	25.6	20.6%	6.6%

Inteligo’s net interest and similar income was S/ 25.6 million in 2Q23, a S/ 4.4 million, or 20.6% increase when compared with 1Q23, mainly explained by higher dividends received from the proprietary portfolio investments.

Net interest and similar income increased S/ 1.6 million YoY, or 6.6%, as a result of higher interest income on both loans and due from banks. The YoY performance was also impacted by a higher interest expense on deposits, which was attributed to the increases in the reference interest rate of the FED.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Income
Brokerage and custody services	2.5	2.9	2.2	(21.7)%	(9.4)%
Funds management	42.8	37.1	32.8	(11.4)%	(23.3)%
Total income	45.3	39.9	35.1	(12.1)%	(22.5)%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.2)	(10.7)%	(8.4)%
Others	(0.3)	(0.2)	(0.3)	73.6%	8.5%
Total expenses	(0.5)	(0.4)	(0.5)	30.5%	1.9%
Fee income from financial services, net	44.8	39.6	34.6	(12.5)%	(22.8)%

Net fee income from financial services was S/ 34.6 million in 2Q23, a decrease of S/ 5.0 million, or 12.5% when compared to the previous quarter, mainly explained by lower fees from the wealth management segment.

On a YoY basis, net fee income from financial services decreased S/ 10.2 million, or 22.8%, mainly due to lower fees from funds management at the wealth management segment. This was explained by a lower frequency of client transactions, in turn driven by the persistent volatility and uncertainty in the financial markets.

OTHER INCOME

Other income

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(4.0)	0.2	0.2	22.2%	n.m.
Net trading gain (loss)	(143.6)	(15.0)	(2.8)	(81.4)%	(98.1)%
Other	0.6	0.6	(0.9)	n.m.	n.m.
Total other income	(147.0)	(14.2)	(3.4)	(75.8)%	(97.7)%

20

Inteligo’s other income (loss) reached S/ -3.4 million in 2Q23, compared to losses of S/ -14.2 million in 1Q23 and S/ -147.0 million in 2Q22, in both cases attributable to lower mark-to-market losses, in turn associated with an improvement in global market trends.

OTHER EXPENSES

Other expenses

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Salaries and employee benefits	(21.1)	(20.6)	(20.8)	1.0%	(1.5)%
Administrative expenses	(11.3)	(13.3)	(9.9)	(25.5)%	(12.3)%
Depreciation and amortization	(3.7)	(3.8)	(3.7)	(2.8)%	0.3%
Other	(0.4)	(0.4)	(0.2)	(44.9)%	(35.9)%
Total other expenses	(36.4)	(38.0)	(34.6)	(9.1)%	(5.0)%
Efficiency ratio	n.m.	80.7%	60.5%

Other expenses reached S/ 34.6 million in 2Q23, a decrease of S/ 3.4 million or 9.1% QoQ, mainly due to lower administrative expenses.

On a yearly basis, other expenses decreased S/ 1.8 million, or 5.0% YoY, mainly as a result of lower administrative expenses.

21

Izipay

SUMMARY

Izipay’s profits were S/ 9.4 million in 2Q23, which represented a decrease of 21.8% QoQ and 24.8% YoY.

In 2Q23, despite growth in net interest and similar income and in net fee income from financial services, the quarterly performance was affected by higher administrative expenses related to further customer acquisition.

The annual performance in net profit was mainly explained by a 12.1% increase in other expenses, mainly associated with higher customer acquisition and depreciation given the sharp rise in business activity. This was partially offset by 8.2% growth in net fee income from financial services, in turn related to higher income from payments acquirer where the number of merchants and monetary transactions grew 53% and 16%, respectively.

Izipay’s ROE was 16.2% in 2Q23, lower than the 21.7% and 26.9% reported in 1Q23 and 2Q22, respectively.

Payments Segment’s P&L Statement

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Interest and similar income	0.2	1.7	2.1	20.1%	n.m.
Interest and similar expenses	(0.5)	(1.1)	(1.3)	21.6%	n.m.
Net interest and similar income	(0.3)	0.6	0.7	17.6%	n.m.
Fee income from financial services, net	81.0	86.4	87.7	1.5%	8.2%
Payments acquirer	151.0	170.3	173.6	1.9%	15.0%
Correspondent banking	10.7	10.0	9.3	(6.3)%	(12.8)%
Credit cards processor	7.5	7.5	7.7	2.2%	2.4%
Service Cost	(88.2)	(101.4)	(102.9)	1.5%	16.7%
Other income	8.5	7.3	8.3	13.7%	(1.7)%
Other expenses	(70.5)	(73.9)	(79.0)	6.9%	12.1%
Income before translation result and income tax	18.8	20.5	17.8	(13.2)%	(5.2)%
Translation result	1.7	(0.7)	(1.3)	74.1%	n.m.
Income tax	(8.0)	(7.7)	(7.1)	(7.8)%	(10.8)%
Profit for the period	12.6	12.1	9.4	(21.8)%	(24.8)%
ROE	26.9%	21.7%	16.2%
Efficiency ratio	67.2%	72.5%	76.9%

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services was S/ 87.7 million in 2Q23, an increase of S/ 1.3 million or 1.5% QoQ, mainly driven by higher income from payments acquirer, partially offset by lower correspondent banking fees and higher acquirer license fees within the service cost, as a result of higher transactional volumes.

On a YoY basis, net fee income from financial services grew S/ 6.7 million, or 8.2%, mainly explained by higher transactional volumes in the acquirer business, partially compensated by an increase in service cost, associated with a higher level of business activity.

22

Fee income from financial services, net

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Income
Payments acquirer	151.0	170.3	173.6	1.9%	15.0%
Correspondent banking	10.7	10.0	9.3	(6.3)%	(12.8)%
Credit cards processor	7.5	7.5	7.7	2.2%	2.4%
Total income	169.2	187.8	190.6	1.5%	12.7%
Expenses
Service Cost	(88.2)	(101.4)	(102.9)	1.5%	16.7%
Total expenses	(88.2)	(101.4)	(102.9)	1.5%	16.7%
Fee income from financial services, net	81.0	86.4	87.7	1.5%	8.2%

OTHER EXPENSES

Other expenses reached S/ 79.0 million in 2Q23, an increase of S/ 5.1 million or 6.9% QoQ, mostly due to higher administrative expenses.

On a yearly basis, other expenses grew S/ 8.5 million or 12.1% YoY, mainly as a result of increased administrative expenses associated with higher customer acquisition, as well as higher depreciation charges as a result of growth in the operations.

Other expenses

S/ million	2Q22	1Q23	2Q23	%chg QoQ	%chg YoY
Salaries and employee benefits	(17.1)	(18.3)	(18.9)	3.5%	10.4%
Administrative expenses	(33.2)	(37.7)	(42.6)	12.8%	28.2%
Depreciation and amortization	(9.6)	(12.4)	(13.0)	4.4%	35.1%
Other	(10.5)	(5.5)	(4.5)	(17.4)%	(57.1)%
Total other expenses	(70.5)	(73.9)	(79.0)	6.9%	12.1%
Efficiency ratio	67.2%	72.5%	76.9%

23

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of June 30, 2023, December 31, 2022, January 1, 2022 and for the six-month periods ended June 30, 2023 and 2022

Interim consolidated financial statements as of June 30, 2023, December 31, 2022, January 1, 2022 and for the six-month periods ended June 30, 2023 and 2022

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of June 30, 2023, December 31, 2022 and January 1, 2022

			Restated (Note 3.3.3)	Restated (Note 3.3.3)
	Note	30.06.2023	31.12.2022	01.01.2022
		S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,233,038	4,012,293	3,931,419
Interest bearing		7,458,087	8,712,874	12,488,242
Restricted funds		467,967	468,244	684,804
		11,159,092	13,193,411	17,104,465
Inter-bank funds	4(e)	—	296,119	30,002
Financial investments	5	25,561,136	22,787,598	24,547,294
Loans, net:	6
Loans, net of unearned interest		48,399,878	47,530,853	45,070,500
Impairment allowance for loans		(2,173,771)	(2,027,855)	(2,064,917)
		46,226,107	45,502,998	43,005,583
Investment property	7	1,254,291	1,287,717	1,224,454
Property, furniture and equipment, net		781,957	791,432	815,118
Due from customers on acceptances		74,815	45,809	152,423
Intangibles and goodwill, net		1,631,574	1,633,202	1,044,749
Other accounts receivable and other assets, net	8	1,464,088	1,743,963	1,834,483
Insurance and reinsurance contract assets	9	26,718	30,577	52,978
Deferred Income Tax asset, net		157,804	165,787	142,367
Total assets		88,337,582	87,478,613	89,953,916
Liabilities and equity
Deposits and obligations	10
Non-interest bearing		7,662,298	8,684,678	9,270,255
Interest bearing		41,072,272	39,846,030	39,627,689
		48,734,570	48,530,708	48,897,944
Inter-bank funds	4(e)	401,283	30,012	—
Due to banks and correspondents	11	9,083,565	7,100,646	8,522,849
Bonds, notes and other obligations	12	5,620,822	7,906,303	8,389,672
Due from customers on acceptances		74,815	45,809	152,423
Insurance contract liabilities	9	11,935,164	11,251,825	12,787,958
Other accounts payable, provisions and other liabilities	8	3,014,081	3,129,164	2,468,242
Deferred Income Tax liability, net		82,139	81,899	—
Total liabilities		78,946,439	78,076,366	81,219,088
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017	1,038,017
Treasury stock		(31,375)	(3,363)	(3,363)
Capital surplus		532,771	532,771	532,771
Reserves		6,000,000	6,000,000	5,200,000
Unrealized results, net		(605,168)	(554,421)	(302,477)
Retained earnings		2,402,511	2,335,524	2,219,902
		9,336,756	9,348,528	8,684,850
Non-controlling interest		54,387	53,719	49,978
Total equity, net		9,391,143	9,402,247	8,734,828
Total liabilities and equity, net		88,337,582	87,478,613	89,953,916

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of income

For the six-month periods ended June 30, 2023 and 2022

			Restated (Note 3.3.3)
	Note	30.06.2023	30.06.2022
		S/(000)	S/(000)
Interest and similar income	15	3,466,378	2,640,200
Interest and similar expenses	15	(1,212,512)	(663,389)
Net interest and similar income		2,253,866	1,976,811
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(784,437)	(342,882)
(Loss) recovery due to impairment of financial investments	5(c)	(12,063)	2,357
Net interest and similar income after impairment loss		1,457,366	1,636,286
Fee income from financial services, net	16	600,241	497,828
Net gain on foreign exchange transactions		135,452	136,822
Net gain (loss) on sale of financial investments		3,018	(6,563)
Net gain (loss) on financial assets at fair value through profit or loss		14,002	(191,110)
Net (loss) gain on investment property	7(b)	(8,991)	63,767
Other income	17	84,642	96,220
		828,364	596,964
Result from insurance activities, before expenses	18	(125,508)	(74,532)
Other expenses
Salaries and employee benefits		(461,772)	(439,096)
Administrative expenses		(622,898)	(540,166)
Depreciation and amortization		(183,640)	(152,557)
Other expenses	17	(102,129)	(91,513)
		(1,370,439)	(1,223,332)
Income before translation result and Income Tax		789,783	935,386
Translation result		15,637	(15,436)
Income Tax	14(e)	(207,460)	(216,762)
Net profit for the period		597,960	703,188
Attributable to:
IFS’s shareholders		594,058	698,387
Non-controlling interest		3,902	4,801
		597,960	703,188
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	5.148	6.051
Weighted average number of outstanding shares (in thousands)	19	115,406	115,418

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the six-month periods ended June 30, 2023 and 2022

		Restated (Note 3.3.3)
	30.06.2023	30.06.2022
	S/(000)	S/(000)
Net profit for the period	597,960	703,188
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Gains (losses) on valuation of equity instruments at fair value through other comprehensive income	33,242	(52,833)
Income Tax	(162)	(22)
Total unrealized gain (loss) that will not be reclassified to the consolidated statement of income in subsequent periods	33,080	(52,855)
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	805,476	(1,937,866)
Income Tax	(1,971)	11,301
	803,505	(1,926,565)
Insurance reserves at fair value	(830,881)	1,810,373
Net movement of cash flow hedges	(13,194)	(20,778)
Income Tax	2,979	4,730
	(10,215)	(16,048)
Translation of foreign operations	(39,453)	(49,682)
Total unrealized loss to be reclassified to the consolidated statement of income in subsequent periods	(77,044)	(181,922)
Other comprehensive income for the period	(43,964)	(234,777)
Total comprehensive income for the period, net of Income Tax	553,996	468,411
Attributable to:
IFS’s shareholders	548,996	465,775
Non-controlling interest	5,000	2,636
	553,996	468,411

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of changes in equity

For the six-month periods ended June 30, 2023 and 2022

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance reserve at fair value	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2022	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362
Impact of first adoption of IFRS 17 "Insurance Contract", Note 3.3.3	—	—	—	—	—	—	—	—	(134,177)	—	—	(685,010)	(819,187)	(1,347)	(820,534)
Balances as of January 1, 2022 - Restated	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	(27)	44,878	261,085	2,219,902	8,684,850	49,978	8,734,828
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	698,387	698,387	4,801	703,188
Other comprehensive income	—	—	—	—	—	—	(52,765)	(1,921,598)	1,807,402	(15,969)	(49,682)	—	(232,612)	(2,165)	(234,777)
Total comprehensive income	—	—	—	—	—	—	(52,765)	(1,921,598)	1,807,402	(15,969)	(49,682)	698,387	465,775	2,636	468,411
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(751,532)	(751,532)	—	(751,532)
Transfer of retained earnings to reserves, Note 13(e)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,509)	(4,509)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(9,548)	—	—	—	—	9,548	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	3,914	3,914	(6)	3,908
Balances as of June 30, 2022 - Restated	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(71,100)	(2,521,224)	1,807,375	28,909	211,403	1,380,219	8,403,007	48,099	8,451,106

Balances as of January 1, 2023	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,652,634	(9,262)	210,920	3,037,030	9,991,175	54,776	10,045,951
Impact of first adoption of IFRS 17 "Insurance Contract", Note 3.3.3	—	—	—	—	—	—	—	—	58,859	—	—	(701,506)	(642,647)	(1,057)	(643,704)
Balances as of January 1, 2023 - Restated	115,447	(29)	1,038,017	(3,363)	532,771	6,000,000	(46,763)	(2,420,809)	1,711,493	(9,262)	210,920	2,335,524	9,348,528	53,719	9,402,247
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	594,058	594,058	3,902	597,960
Other comprehensive income	—	—	—	—	—	—	33,018	801,055	(829,517)	(10,165)	(39,453)	—	(45,062)	1,098	(43,964)
Total comprehensive income	—	—	—	—	—	—	33,018	801,055	(829,517)	(10,165)	(39,453)	594,058	548,996	5,000	553,996
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(511,788)	(511,788)	—	(511,788)
Purchase of treasury stock, Note 13(b)	—	(325)	—	(28,012)	—	—	—	—	—	—	—	—	(28,012)	—	(28,012)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,242)	(4,242)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(5,685)	—	—	—	—	5,685	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(20,968)	(20,968)	(90)	(21,058)
Balances as of June 30, 2023	115,447	(354)	1,038,017	(31,375)	532,771	6,000,000	(19,430)	(1,619,754)	881,976	(19,427)	171,467	2,402,511	9,336,756	54,387	9,391,143

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statement of cash flows

For the six-month periods ended June 30, 2023 and 2022

		Restated (Note 3.3.3)
	30.06.2023	30.06.2022
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	597,960	703,188
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	784,437	342,882
Loss (recovery) due to impairment of financial investments	12,063	(2,357)
Depreciation and amortization	183,640	152,557
Provision for sundry risks	4,243	6,608
Deffered Income Tax	5,294	(58,802)
Net (gain) loss on sale of financial investments	(3,018)	6,563
Net (gain) loss of financial assets at fair value through profit or loss	(14,002)	191,110
Net loss (gain) for valuation of investment property	41,836	(28,905)
Profit on sale of property, furniture and equipment	(15,300)	(10,248)
Exchange difference	(15,637)	15,436
Increase in accrued interest receivable	(59,805)	(67,182)
Increase (decrease) in accrued interest payable	99,575	(2,949)
Net changes in assets and liabilities
Net increase in loan portfolio	(1,447,017)	(1,272,422)
Net decrease (increase) in other accounts receivable and other assets	202,711	(160,914)
Net decrease in restricted funds	797	469,852
Increase (decrease) in deposits and obligations	112,005	(1,614,968)
Increase (decrease) in due to banks and correspondents	1,944,330	(451,586)
Decrease in other accounts payable, provisions and other liabilities	(313,338)	(80,043)
Decrease of investments at fair value through profit or loss	263,070	178,114
Net cash provided by (used in) operating activities	2,383,844	(1,684,066)

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statements of cash flows (continued)

		Restated (Note 3.3.3)
	30.06.2023	30.06.2022
	S/(000)	S/(000)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(2,273,995)	(1,375,122)
Purchase of property, furniture and equipment	(70,803)	(35,252)
Purchase of intangible assets	(108,841)	(69,838)
Purchase of investment property	(10,158)	(16,085)
Sale of property, furniture and equipment	32,667	—
Net cash used in investing activities	(2,431,130)	(1,496,297)
Cash flows from financing activities
Dividends paid	(511,788)	(751,532)
Payments of bonds, notes and other obligations	(1,999,131)	(137,900)
Net decrease (increase) in receivable inter-bank funds	296,119	(170,028)
Net increase in payable inter-bank funds	371,271	—
Purchase of treasury stock, net	(28,012)	—
Dividend payments to non-controlling interest	(4,242)	(4,509)
Lease payments	(119,564)	(75,363)
Net cash used in financing activities	(1,995,347)	(1,139,332)
Net decrease in cash and cash equivalents	(2,042,633)	(4,319,695)
Translation gain (loss) on cash and cash equivalents	1,957	(16,113)
Cash and cash equivalents at the beginning of the period	12,707,776	16,416,311
Cash and cash equivalents at the end of the period	10,667,100	12,080,503

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements

As of June 30, 2023 and December 31, 2022

1. Business activity, current context and acquisition of Subsidiaries

(a) Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of June 30, 2023, Intercorp Peru holds directly and indirectly 70.91 percent of the issued capital stock of IFS, equivalent to 70.82 percent of the outstanding capital stock of IFS (70.65 percent of the issued capital stock, equivalent to 70.64 percent of the outstanding capital stock as of December 31, 2022).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of June 30, 2023 and December 31, 2022, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth "Izipay"), acquired in April 2022, see (d).

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

As explained in Note 3.3.3, the consolidated financial statements as of December 31, 2022, January 1, 2022 and for the six-month periods ended June 30, 2022 have been restated as a result of IFRS 17 "Insurance Contract" first adoption and are part of the accompanying interim consolidated financial statements, which have been approved by the Audit Committee and Board Meeting in sessions held on August 07 and 09, 2023, respectively. On the other hand, the audited consolidated financial statements as of December 31, 2022 (henceforth, Annual Consolidated Financial Statements) were approved by the General Shareholders' Meeting held on March 31, 2023.

(b) Political context in Peru –

On December 7, 2022, Pedro Castillo, President of Peru, announced the dissolution of Peruvian Congress and the establishment of an emergency government which, as he assured, would rule through decree until a new Parliament with constitutive powers would write a new Constitution. Due to this announcement, the Congress debated and voted in favor of a presidential vacancy motion that ended up in his destitution. He was immediately succeeded by the vice-president, Dina Boluarte, who was designated President of the Republic of Peru.

(c) Pandemic Covid-19 -

(c.1) State of National and Sanitary Emergency

In March 2020, the World Health Organization declared “Covid-19” as a global pandemic, with a significant impact on the world economy. In Peru, the Government declared a State of National and Sanitary Emergency with a series of measures that affected both businesses and the population at large. The reopening of economic activities began since mid-2020, through the establishment of targeted measures by region and new rules of social coexistence.

During 2022, the Peruvian government derogated the National State of Emergency, while the National State of Health Emergency was derogated at the end of May 2023. It is worth mentioning that, since the first quarter of 2022, economic activities in the country are being carried out with normality and at levels before the pandemic.

(c.2) Economic measures adopted by the Peruvian Government

During 2021, the Peruvian government implemented extraordinary measures to secure the continuity of the economy’s payment chain. The main measures implemented in the financial system were related to facilities for loans rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits for severance indemnity (“CTS” by its Spanish acronym), Repo operations with the Banco Central de Reserva del Peru (“BCRP” by its Spanish acronym) and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”.

Given the nature of the adopted measures, they had effects mainly of the Subsidiary Interbank. During 2020, and in response to the Covid-19 crisis, Interbank offered its clients several payment rescheduling options. As of June 30, 2023 and December 31, 2022, the balance of rescheduled loans amounted to S/4,489,881,000 and S/5,048,978,000, respectively.

On the other hand, under the program “Reactiva Peru”, Interbank granted loans for S/6,617,142,000. As of June 30, 2023, the balance of loans granted under this program amounts to S/1,301,792,000, including accrued interest for S/48,000,000. As of this date, the amount covered by the guarantee of the Peruvian Government was S/1,092,895,000 (as of December 31, 2022, the balance was S/2,357,201,000, including accrued interest for S/57,254,000; while the amount covered by the guarantee of the Peruvian Government was S/2,040,379,000). It should be noted that during 2023 and 2022, Interbank made rescheduling for the “Reactiva Peru” program for an amount of approximately S/22,065,000 and S/133,046,000, respectively. As of June 30, 2023 and December 31, 2022, the balance of rescheduled loans under the “Reactiva Peru” program amounts to approximately S/1,075,048,000 and S/1,473,770,000, respectively.

Additionally, during 2022, the government authorized the one-off withdrawal of the entirety of the CTS, with the purpose of covering the workers’ economic needs caused by the Covid-19 pandemic. As part of this benefit, approximately 229,000 clients withdrew the approximate sum of S/482,722,000 during the year 2023 (261,000 clients withdrew the approximate sum of S/767,470,000 during the year 2022).

(d) Acquisition of Procesos de Medios de Pago S.A. and Subsidiary Izipay S.A.C. (“Izipay”)

Until March 2022, the Group (through its subsidiary Interbank) held 50 percent of Izipay. In April 2022, IFS acquired the remaining 50 percent of Izipay's capital stock, thus completing the 100 percent of its capital stock. The amount paid by IFS amounted to US$83,775,000 (equivalent to approximately S/312,647,000). The economic activity of the acquired companies is explained in greater detail in Note 2(g).

The acquisition made by IFS was recorded using the “Step acquisition” accounting method, pursuant to IFRS 3 “Business Combinations”. According to this method, the acquirer company must readjust to fair value the previously held equity interest in the acquiree entities. Additionally, assets and liabilities must be recorded at their fair values estimated at the acquisition date, including the identified intangible assets and the resulting goodwill that were not recorded in the statements of financial position of each acquired entity.

As a result of the acquisition and pursuant to the accounting regulation in force, the previous participation was adjusted to its fair value with an effect of S/222,513,000 and recorded in the Company results in September 2022.

2. Subsidiaries

IFS’s Subsidiaries are the following:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of June 30, 2023, Interbank had 158 offices (164 offices as of December 31, 2022). Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of June 30, 2023 and December 31, 2022, amounted to S/83,465,000 and S/93,994,000, respectively; see Note 7. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is an entity incorporated in the Republic of Panama. As of June 30, 2023 and December 31, 2022, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018.

As of June 30, 2023 and December 31, 2022, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d) Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Peru S.A. (absorbed company), the latter being extinguished without liquidation. As of June 30, 2023 and December 31, 2022, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock.

(e) San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar (online marketplace) dedicated to the sale of products from different stores locally.

(f) IFS Digital S.A.C. -

Entity incorporated in August 2020, which its corporate purpose is to perform any type of investments and related services.

(g) Procesos de Medios de Pago and Izipay (Izipay) –

As indicated in Note 1(d), both companies were acquired in April 2022. Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors.

As explained in Note 1(d), in April 2022, IFS acquired control of Izipay, becoming it its Subsidiary. Since then Izipay consolidates its financial information together with IFS. The investment that Interbank held in Izipay until March 31, 2022, is presented as investments in associates in the accompanying interim consolidated financial statements.

3. Significant accounting policies and first adoption of International Financial Reporting Standard No. 17 "Insurance Contracts"

3.1 Basis of presentation and use of estimates –

The interim consolidated financial statements as of June 30, 2023 and December 31, 2022, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s Audited Consolidated Financial Statements as of December 31, 2022 and 2021 (henceforth “Annual Consolidated Financial Statements”), given into account Note 3.3.3 below.

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed since then.

Some amounts of the interim consolidated statement of income as of June 30, 2022, have been reclassified in order to make them comparable with the presentation as of June 30, 2023. In Management’s opinion, the reclassifications made in the consolidated financial statements as of June 30, 2022, are not significant considering the interim consolidated financial statements as a whole.

3.3 First adoption of the International Financial Reporting Standard No. 17 "Insurance Contracts" (henceforth IFRS 17) –

Since January 1, 2023, Interseguro adopted IFRS 17, which replaces IFRS 4 "Insurance Contracts".

Following is the description of the main impacts from the adoption of IFRS 17:

a)
Classification and measurement –

The adoption of IFRS 17 has not changed the classification of the Group’s insurance contracts. However, it establishes specific principles for the recognition and measurement of insurance contracts held by the Group.

The key principles of IFRS 17 consider that the Group:

- Identifies insurance contracts as those under which the entity accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

- Recognizes and separates in insurance contracts investment components and goods or services components from insurance services and records them according to other standards.

- Divides insurance contracts into groups that it recognizes and measures:

- A risk-adjusted present value of the future cash flows (fulfillment cash flow, or “FCF”) that incorporates all available information about the fulfilment cash flows in a way that is consistent with observable market information.

Plus:

- An amount representing the unearned profit in the group of contracts (the contractual service margin, or “CSM”).

- Recognizes profit from a group of insurance contracts over each period the Group provides insurance contract services, as the Group is released from risk. If a group of contracts is expected to be onerous (i.e., loss-making) over the remaining coverage period, the Group recognizes the loss immediately.

b)
Transition –

b.1) Transition methodology –

The Group decided to apply the transition methodology under Fair Value, which consists of obtaining the amount under which a liability portfolio could be transferred to a third party. This amount was compared with the balance of the estimate of technical provisions (Best Estimate Liability – “BEL”) and Risk Adjustment existing at the transition date, and the result was the CSM as of said date. Also, it was determined the future benefit provided by the insurance contracts (Contractual Service Margin – CSM), and will be decommitted to the statement of income to the extent that the Group renders its services to the insured. The CSM balance at the date of transition into IFRS 17 was applied retrospectively for the policies in force at said date.

(b.1.1) Calculation methodology

The calculation methodology that the Group has applied to determine the Fair Value amount of its portfolios in force as of the date of transition into IFRS 17 is the valuation technique of present value. In this sense, the following calculation components are taken into account:

• Estimation of the future cash flows for the asset or liability subject to valuation

• Expectations of possible variations in the amount and the cash flows calendar that represent the uncertainty inherent to cash flows.

• Time value of money, represented by the interest rate on risk-free monetary assets that present maturity dates or lives that coincide with the periods covered by the cash flows and do not involve neither uncertainty regarding the calendar nor risk of default for the holder (i.e., risk-free interest rate).

• Price to bear the uncertainty inherent to cash flows (i.e., a risk premium).

• Other factors that market participants may take into account considering the circumstances.

• For a liability, the risk of default related to said liability, including the credit risk of the entity (i.e., the debtor).

As a result of the first adoption of IFRS 17, the impact on the net equity of the Company as of January 1, 2022 (transition date), amounted to S/820,534,000, as is made up as follows:

	IFRS 4	Reclassifications for first adoption of IFRS 17	Adjustments for first adoption of IFRS 17	IFRS 17
	Balance	Total	Total	Balance
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	17,104,465	—	—	17,104,465
Inter-bank funds	30,002	—	—	30,002
Financial investments	24,547,294	—	—	24,547,294
Loans, net of unearned interest	45,070,500	—	—	45,070,500
Impairment allowance for loans	(2,064,917)	—	—	(2,064,917)
Loans, net	43,005,583	—	—	43,005,583
Investment property	1,224,454	—	—	1,224,454
Property, furniture and equipment, net	815,118	—	—	815,118
Due from customers on acceptances	152,423	—	—	152,423
Intangibles and goodwill, net	1,044,749	—	—	1,044,749
Other accounts receivable and other assets, net	1,887,454	—	(52,971)	1,834,483
Insurance and reinsurance contract assets	—	—	52,978	52,978
Deferred Income Tax asset, net	142,367	—	—	142,367
Total assets	89,953,909	—	7	89,953,916
Liabilities
Deposits and obligations	48,897,944	—	—	48,897,944
Due to banks and correspondents	8,522,849	—	—	8,522,849
Bonds, notes and other obligations	8,389,672	—	—	8,389,672
Due from customers on acceptances	152,423	—	—	152,423
Insurance contract liabilities	11,958,058	9,359	820,541	12,787,958
Other accounts payable, provisions and other liabilities	2,477,601	(9,359)	—	2,468,242
Total liabilities	80,398,547	—	820,541	81,219,088
Equity, net
Equity attributable to IFS’s shareholders:
Capital stock	1,038,017	—	—	1,038,017
Treasury stock	(3,363)	—	—	(3,363)
Capital surplus	532,771	—	—	532,771
Reserves	5,200,000	—	—	5,200,000
Unrealized results, net	(168,300)	—	(134,177)	(302,477)
Retained earnings	2,904,912	—	(685,010)	2,219,902
	9,504,037	—	(819,187)	8,684,850
Non-controlling interest	51,325	—	(1,347)	49,978
Total equity, net	9,555,362	—	(820,534)	8,734,828
Total liabilities and equity, net	89,953,909	—	7	89,953,916

As a result of the first adoption of IFRS 17, the impact on the net equity of the Company as of December 31, 2022, amounted to S/643,704,000, as is made up as follows:

	IFRS 4	Reclassifications for first adoption of IFRS 17	Adjustments for first adoption of IFRS 17	IFRS 17
	Balance	Total	Total	Balance
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	13,193,411	—	—	13,193,411
Inter-bank funds	296,119	—	—	296,119
Financial investments	22,787,598	—	—	22,787,598
Loans, net of unearned interest	47,530,853	—	—	47,530,853
Impairment allowance for loans	(2,027,855)	—	—	(2,027,855)
Loans, net	45,502,998	—	—	45,502,998
Investment property	1,287,717	—	—	1,287,717
Property, furniture and equipment, net	791,432	—	—	791,432
Due from customers on acceptances	45,809	—	—	45,809
Intangibles and goodwill, net	1,633,202	—	—	1,633,202
Other accounts receivable and other assets, net	1,778,559	—	(34,596)	1,743,963
Insurance and reinsurance contract assets	—	—	30,577	30,577
Deferred Income Tax asset, net	165,787	—	—	165,787
Total assets	87,482,632	—	(4,019)	87,478,613
Liabilities
Deposits and obligations	48,530,708	—	—	48,530,708
Inter-bank funds	30,012	—	—	30,012
Due to banks and correspondents	7,100,646	—	—	7,100,646
Bonds, notes and other obligations	7,906,303	—	—	7,906,303
Due from customers on acceptances	45,809	—	—	45,809
Insurance contract liabilities	10,602,372	9,768	639,685	11,251,825
Other accounts payable, provisions and other liabilities	3,138,932	(9,768)	—	3,129,164
Deferred Income Tax liability, net	81,899	—	—	81,899
Total liabilities	77,436,681	—	639,685	78,076,366
Equity, net
Equity attributable to IFS’s shareholders:
Capital stock	1,038,017	—	—	1,038,017
Treasury stock	(3,363)	—	—	(3,363)
Capital surplus	532,771	—	—	532,771
Reserves	6,000,000	—	—	6,000,000
Unrealized results, net	(613,280)	—	58,859	(554,421)
Retained earnings	3,037,030	—	(701,506)	2,335,524
	9,991,175	—	(642,647)	9,348,528
Non-controlling interest	54,776	—	(1,057)	53,719
Total equity, net	10,045,951	—	(643,704)	9,402,247
Total liabilities and equity, net	87,482,632	—	(4,019)	87,478,613

The reconciliation between the book values according to IFRS 4 and the balances reported according to IFRS 17 is presented below, for the six-month periods ended June 30, 2022:

	IFRS 4	Adjustments for first adoption of IFRS 17	IFRS 17
	S/(000)	S/(000)	S/(000)
Interest and similar income	2,640,200	—	2,640,200
Interest and similar expenses	(663,758)	369	(663,389)
Net interest and similar income	1,976,442	369	1,976,811
Impairment loss on loans, net of recoveries	(342,882)	—	(342,882)
Recovery due to impairment of financial investments	2,357	—	2,357
Net interest and similar income after impairment loss	1,635,917	369	1,636,286
Fee income from financial services, net	497,828	—	497,828
Net gain on foreign exchange transactions	136,822	—	136,822
Net loss on sale of financial investments	(6,563)	—	(6,563)
Net loss on financial assets at fair value through profit or loss	(191,110)	—	(191,110)
Net gain on investment property	63,767	—	63,767
Other income	96,249	(29)	96,220
	596,993	(29)	596,964
Insurance premiums and claims
Net premiums earned	336,084	(336,084)	—
Net claims and benefits incurred for life insurance contracts and others	(417,574)	417,574	—
	(81,490)	81,490	—

Result from insurance activities, before expenses	—	(74,532)	(74,532)

Other expenses
Salaries and employee benefits	(439,096)	—	(439,096)
Administrative expenses	(540,166)	—	(540,166)
Depreciation and amortization	(152,557)	—	(152,557)
Other expenses	(119,785)	28,272	(91,513)
	(1,251,604)	28,272	(1,223,332)
Income before translation result and Income Tax	899,816	35,570	935,386
Exchange difference	(28,457)	13,021	(15,436)
Income Tax	(216,762)	—	(216,762)
Net profit for the period	654,597	48,591	703,188
Attributable to:
IFS’s shareholders	649,876	48,511	698,387
Non-controlling interest	4,721	80	4,801
	654,597	48,591	703,188
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	5.631	—	6.051
Weighted average number of outstanding shares (in thousands)	115,418	—	115,418

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Cash and clearing (b)	2,349,936	2,865,251
Deposits in the BCRP (b)	6,493,615	6,918,526
Deposits in banks (c)	1,823,549	2,923,999
Accrued interest	24,025	17,391
	10,691,125	12,725,167
Restricted funds (d)	467,967	468,244
Total	11,159,092	13,193,411

Cash and cash equivalents presented in the consolidated statements of cash flows do not include the restricted funds and accrued interest.

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	5,971,615	6,055,726
Cash in vaults	2,349,880	2,719,277
Subtotal legal reserve	8,321,495	8,775,003
Non-mandatory reserve
Term deposits in BCRP (**)	340,600	100,000
Overnight deposit in BCRP (***)	181,400	762,800
Cash and clearing	—	145,903
Subtotal non-mandatory reserve	522,000	1,008,703
Cash balances not subject to legal reserve	56	71
Total	8,843,551	9,783,777

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate. According to the information note “Interest rate of the reserve funds in the Central Reserve Bank of Peru”, starting in February 2022, the rate used for the calculation of interest was the Secured Overnight Financing Rate (“SOFR”). As of June 30, 2023 and December 31, 2022, the excess in foreign currency accrued interest at an annual average rate of 4.61 and 3.79 percent, respectively. During 2023 and 2022, Interbank did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of June 30, 2023, corresponds to six term deposits in local currency held by Interbank maintained in the BCRP, matured in July 2023, and accrued interest at an annual interest rate of 7.72 percent (one term deposit in local currency that Interbank maintained in the BCRP, matured in January 2023, and accrued interest at an annual interest rate of 7.50 percent, as of December 31, 2022).

(***) As of June 30, 2023, corresponds to an overnight deposit in foreign currency for US$50,000,000 (approximately equivalent to S/181,400,000) in the BCRP, with maturity in the first days of July 2023 and accrued interest at an annual interest rate of 5.13 percent (one overnight deposit in foreign currency for US$200,000,000, approximately equivalent to S/762,800,000, in the BCRP, with maturity in the first days of January 2023 and accrued interest at an annual interest rate of 4.39 percent, as of December 31, 2022).

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Inter-bank transfers (*)	395,121	431,052
Derivative financial instruments, Note 8(b)	70,354	34,784
Others	2,492	2,408
Total	467,967	468,244

(*) Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e) Inter-bank funds -

These are loans made between financial institutions with maturity, in general, minor than 30 days and do not have specific guarantees. As of June 30, 2023, Inter-bank funds liabilities accrue interest at an annual rate of 7.80 percent in local (annual rate of 7.50 percent in local currency for Inter-bank funds assets and liabilities, as of December 31, 2022).

5. Financial investments

(a) This caption is made up as follows, as of June 30, 2023 and December 31, 2022:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Financial investments
Debt instruments measured at fair value through other comprehensive income (b) and (c)	19,743,658	16,716,517
Investments at amortized cost (d)	3,286,891	3,231,139
Investments at fair value through profit or loss (e)	1,645,699	1,932,993
Equity instruments measured at fair value through other comprehensive income (f)	510,449	512,884
Total	25,186,697	22,393,533
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	306,993	322,425
Investments at amortized cost (d)	67,446	71,640
Total	25,561,136	22,787,598

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of June 30, 2023
Corporate, leasing and subordinated bonds (*)	9,026,664	55,087	(963,629)	8,118,122	Jul-23 / Feb-97	1.21	14.95	5.51	12.87
Sovereign Bonds of the Republic of Peru	8,164,416	6,339	(747,087)	7,423,668	Aug-24 / Feb-55	1.23	7.08	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	3,177,512	28	(1,335)	3,176,205	Jul-23 / Dec-23	7.31	7.90	—	—
Bonds guaranteed by the Peruvian Government	490,355	12,799	(8,186)	494,968	Oct-24 / Oct-33	2.42	4.34	7.01	7.59
Global Bonds of the Republic of Peru	477,106	—	(44,798)	432,308	Jul-25 / Dec-32	—	—	4.91	5.58
Sovereign Bonds of the United States of America	40,323	4	(129)	40,198	Jul-23 / Feb-32	—	—	3.84	3.84
Global Bonds of the Republic of Colombia	27,508	—	(881)	26,627	Feb-24	—	—	6.69	6.69
Other	36,988	—	(5,426)	31,562	Nov-31 / Feb-34	—	—	3.85	5.66
Total	21,440,872	74,257	(1,771,471)	19,743,658
Accrued interest				306,993
Total				20,050,651

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2022
Corporate, leasing and subordinated bonds (*)	8,707,969	9,477	(1,143,244)	7,574,202	Jan-23 / Feb-97	1.60	13.26	5.10	13.14
Sovereign Bonds of the Republic of Peru	7,878,445	590	(1,270,254)	6,608,781	Sep-23 / Feb-55	1.89	8.14	—	—
Variable interest Certificates of Deposit issued by the Central Reserve Bank of Peru	1,434,752	89	(5)	1,434,836	Jan-23 / Mar-23	7.29	7.46	—	—
Bonds guaranteed by the Peruvian Government	512,316	1,698	(26,286)	487,728	Oct-24 / Oct-33	3.48	6.01	6.86	8.25
Global Bonds of the Republic of Peru	508,813	—	(55,527)	453,286	Jul-25 / Dec-32	—	—	5.18	5.60
Global Bonds of the Republic of Colombia	82,836	—	(2,026)	80,810	Mar-23 / Feb-24	—	—	6.07	6.23
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	44,234	—	(366)	43,868	Mar-23	2.28	2.28	—	—
Other	39,627	—	(6,621)	33,006	Nov-31 / Feb-34	—	—	3.85	6.06
Total	19,208,992	11,854	(2,504,329)	16,716,517
Accrued interest				322,425
Total				17,038,942

(*) As of June 30, 2023 and December 31, 2022, Inteligo holds corporate bonds from several entities for approximately S/110,972,000 and S/116,603,000, respectively, which guarantee loans with Bank J. Safra Sarasin, see Note 11(a).

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	30.06.2023	31.12.2022	30.06.2022
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	53,974	41,108	41,108
New assets originated or purchased	934	3,132	1,185
Assets derecognized or matured	(389)	(462)	(393)
Effect on the expected credit loss due to the change of the stage during the year	309	15,548	388
Loss (reversal) for impairment	9,511	(3,651)	(4,037)
Others	1,698	(1,817)	500
Period movement	12,063	12,750	(2,357)
Effect of foreign exchange variation	(731)	116	(82)
Expected credit loss at the end of the period	65,306	53,974	38,669

(d) As of June 30, 2023, investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for an amount of S/3,277,063,000 and term deposits issued mainly in Soles, for an amount of S/77,274,000, including accrued interest (as of December 31, 2022 corresponds to sovereign bonds of the Republic of Peru issued in Soles, for an amount of S/3,302,779,000). Said investments present low credit risk and the expected credit loss is not significant.

As of June 30, 2023, the sovereign bonds of the Republic of Peru and time deposits have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 3.10 percent and 8.80 percent, and estimated fair value amounting to approximately S/3,181,967,000 (as of December 31, 2022, their maturity dates ranged from September 2023 to August 2037, accrued interest at effective annual rates between 4.29 percent and 6.64 percent, and its estimated fair value amounted to approximately S/2,949,507,000).

As of June 30, 2023 and December 31, 2022, Interbank keeps loans with the BCRP and with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,968,273,000 and S/2,310,536,000, respectively; see Note 11(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,151,117	1,517,075
Listed shares	328,254	315,820
Non-listed shares	77,646	74,430
Debt instruments
Corporate, leasing and subordinated bonds	84,802	25,668
Indexed Certificates of Deposit	3,880	—
Total	1,645,699	1,932,993

As of June 30, 2023 and December 31, 2022, investments at fair value through profit or loss include investments held for trading for approximately S/294,352,000 and S/209,549,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,351,347,000 and S/1,723,444,000, respectively.

(f) As of June 30, 2023 and December 31, 2022, the composition of equity instruments measured at fair value through other comprehensive income is as follow:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Listed shares (g)	474,021	474,588
Non-listed shares	36,428	38,296
Total	510,449	512,884

As of June 30, 2023 and December 31, 2022, it corresponds mainly to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated by IFRS 9 as of June 30, 2023 and December 31, 2022:

	30.06.2023
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	10,635,245	—	—	10,635,245
Corporate, leasing and subordinated bonds	7,118,956	997,467	1,699	8,118,122
Negotiable Certificates of Deposit issued by the BCRP	3,176,205	—	—	3,176,205
Bonds guaranteed by the Peruvian government	494,968	—	—	494,968
Global Bonds of the Republic of Peru	432,308	—	—	432,308
Sovereign Bonds of the United States of America	40,198	—	—	40,198
Global Bonds of the Republic of Colombia	—	26,627	—	26,627
Others	106,876	—	—	106,876
Total	22,004,756	1,024,094	1,699	23,030,549

	31.12.2022
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,839,920	—	—	9,839,920
Corporate, leasing and subordinated bonds	6,709,273	864,511	418	7,574,202
Variable interest Certificates of Deposit issued by the BCRP	1,434,836	—	—	1,434,836
Bonds guaranteed by the Peruvian government	487,728	—	—	487,728
Global Bonds of the Republic of Peru	453,286	—	—	453,286
Global Bonds of the Republic of Colombia	—	80,810	—	80,810
Negotiable Certificates of Deposit issued by the BCRP	43,868	—	—	43,868
Others	33,006	—	—	33,006
Total	19,001,917	945,321	418	19,947,656

6. Loans, net

(a) This caption is made up as follows:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Direct loans
Loans (*)	36,173,776	35,977,734
Credit cards and other loans (**)	6,894,715	6,239,314
Leasing	1,253,375	1,174,542
Factoring	1,020,130	1,011,496
Discounted notes	764,620	894,588
Advances and overdrafts	36,416	38,763
Refinanced loans	345,297	322,941
Past due and under legal collection loans	1,363,754	1,365,972
	47,852,083	47,025,350
Plus (minus)
Accrued interest from performing loans	600,412	527,615
Unearned interest and interest collected in advance	(52,617)	(22,112)
Impairment allowance for loans (d)	(2,173,771)	(2,027,855)
Total direct loans, net	46,226,107	45,502,998
Indirect loans	3,997,485	4,487,347

(*) As of June 30, 2023 and December 31, 2022, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amount to S/928,851,000 and S/1,909,375,000, respectively, and are presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the interim consolidated statement of financial position; see Note 11(b).

(**) As of June 30, 2023 and December 31, 2022, it includes non-revolving consumer loans related to credit card lines for approximately S/3,648,354,000 and S/3,225,874,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Commercial loans (c.1)	20,599,504	21,412,126
Consumer loans (c.1)	16,480,856	14,967,799
Mortgage loans (c.1)	9,553,261	9,286,944
Small and micro-business loans (c.1)	1,218,462	1,358,481
Total	47,852,083	47,025,350

Following is the balance of loans under the “Reactiva Peru” program as of June 30, 2023 and December 31, 2022:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Commercial loans	867,569	1,704,203
Small and micro-business loans	386,223	595,744
Total	1,253,792	2,299,947

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of June 30, 2023 and December 31, 2022. The amounts presented do not consider impairment.

	30.06.2023				31.12.2022
Direct loans, (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	35,592,761	1,031,600	—	36,624,361	35,613,991	1,111,421	—	36,725,412
Standard grade	3,566,077	996,774	—	4,562,851	4,282,904	835,217	—	5,118,121
Sub-standard grade	1,399,085	1,354,789	—	2,753,874	776,603	940,391	—	1,716,994
Past due but not impaired	992,527	1,652,815	—	2,645,342	1,124,557	1,150,139	—	2,274,696
Impaired
Individually	—	—	45,475	45,475	—	—	45,907	45,907
Collectively	—	—	1,220,180	1,220,180	—	—	1,144,220	1,144,220
Total direct loans	41,550,450	5,035,978	1,265,655	47,852,083	41,798,055	4,037,168	1,190,127	47,025,350

	30.06.2023				31.12.2022
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	3,066,873	395,879	—	3,462,752	3,945,307	402,336	—	4,347,643
Standard grade	26,281	28,501	—	54,782	12,083	39,541	—	51,624
Sub-standard grade	390,960	74,713	—	465,673	2,051	59,953	—	62,004
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired	—	—	—
Individually	—	—	6,570	6,570	—	—	9,330	9,330
Collectively	—	—	7,708	7,708	—	—	16,746	16,746
Total indirect loans	3,484,114	499,093	14,278	3,997,485	3,959,441	501,830	26,076	4,487,347

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	30.06.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	15,254,984	810,375	—	16,065,359	16,213,146	914,480	—	17,127,626
Standard grade	1,417,969	294,955	—	1,712,924	1,991,637	230,180	—	2,221,817
Sub-standard grade	984,329	325,625	—	1,309,954	380,679	171,648	—	552,327
Past due but not impaired	429,518	628,358	—	1,057,876	704,067	398,185	—	1,102,252
Impaired
Individually	—	—	45,475	45,475	—	—	45,907	45,907
Collectively	—	—	407,916	407,916	—	—	362,197	362,197
Total direct loans	18,086,800	2,059,313	453,391	20,599,504	19,289,529	1,714,493	408,104	21,412,126

	30.06.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	12,167,547	214,882	—	12,382,429	11,331,807	181,066	—	11,512,873
Standard grade	1,177,089	677,610	—	1,854,699	1,139,837	579,625	—	1,719,462
Sub-standard grade	74,221	742,962	—	817,183	60,415	542,841	—	603,256
Past due but not impaired	206,936	778,157	—	985,093	153,865	526,042	—	679,907
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	441,452	441,452	—	—	452,301	452,301
Total direct loans	13,625,793	2,413,611	441,452	16,480,856	12,685,924	1,829,574	452,301	14,967,799

	30.06.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	7,536,725	712	—	7,537,437	7,490,495	1,033	—	7,491,528
Standard grade	685,969	15,228	—	701,197	667,599	15,411	—	683,010
Sub-standard grade	339,096	249,498	—	588,594	334,967	200,226	—	535,193
Past due but not impaired	302,992	164,687	—	467,679	205,728	132,958	—	338,686
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	258,354	258,354	—	—	238,527	238,527
Total direct loans	8,864,782	430,125	258,354	9,553,261	8,698,789	349,628	238,527	9,286,944

	30.06.2023				31.12.2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	633,505	5,631	—	639,136	578,543	14,842	—	593,385
Standard grade	285,050	8,981	—	294,031	483,831	10,001	—	493,832
Sub-standard grade	1,439	36,704	—	38,143	542	25,676	—	26,218
Past due but not impaired	53,081	81,613	—	134,694	60,897	92,954	—	153,851
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	112,458	112,458	—	—	91,195	91,195
Total direct loans	973,075	132,929	112,458	1,218,462	1,123,813	143,473	91,195	1,358,481

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	30.06.2023				30.06.2022				31.12.2022
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	608,558	737,286	682,011	2,027,855	956,456	404,881	703,580	2,064,917	2,064,917
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	297,044	—	—	297,044	292,537	—	—	292,537	503,454
Assets matured or derecognized (excluding write-offs)	(67,837)	(32,102)	(15,038)	(114,977)	(57,712)	(28,184)	(22,107)	(108,003)	(713,843)
Transfers to Stage 1	93,525	(90,260)	(3,265)	—	130,945	(127,651)	(3,294)	—	—
Transfers to Stage 2	(176,004)	187,187	(11,183)	—	(182,100)	191,307	(9,207)	—	—
Transfers to Stage 3	(27,037)	(188,302)	215,339	—	(29,408)	(188,120)	217,528	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(73,690)	320,811	450,445	697,566	(95,941)	213,106	150,788	267,953	387,272
Others (**)	(68,510)	(122,834)	116,309	(75,035)	(301,706)	132,740	58,652	(110,314)	659,674
Total	(22,509)	74,500	752,607	804,598	(243,385)	193,198	392,360	342,173	836,557
Write-offs	—	—	(719,050)	(719,050)	—	—	(433,008)	(433,008)	(1,021,539)
Recovery of written–off loans	—	—	68,261	68,261	—	—	74,535	74,535	155,070
Foreign exchange effect	(724)	(652)	(6,517)	(7,893)	(407)	(1,378)	(2,307)	(4,092)	(7,150)
Expected credit loss at the end of period	585,325	811,134	777,312	2,173,771	712,664	596,701	735,160	2,044,525	2,027,855

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and at the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.06.2023				30.06.2022				31.12.2022
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	45,474	47,311	154,299	247,084	100,874	60,100	182,467	343,441	343,441
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	24,944	—	—	24,944	24,570	—	—	24,570	33,506
Assets derecognized or matured (excluding write-offs)	(16,052)	(5,338)	(996)	(22,386)	(8,710)	(6,001)	(9,510)	(24,221)	(149,378)
Transfers to Stage 1	3,428	(2,880)	(548)	—	30,713	(30,060)	(653)	—	—
Transfers to Stage 2	(15,435)	19,073	(3,638)	—	(17,771)	18,653	(882)	—	—
Transfers to Stage 3	(3,977)	(16,382)	20,359	—	(2,183)	(47,209)	49,392	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(2,201)	5,592	32,075	35,466	(23,588)	6,364	13,047	(4,177)	(9,787)
Others (**)	4,133	4,924	(4,496)	4,561	(17,395)	35,992	(14,393)	4,204	97,276
Total	(5,160)	4,989	42,756	42,585	(14,364)	(22,261)	37,001	376	(28,383)
Write-offs	—	—	(24,987)	(24,987)	—	—	(45,267)	(45,267)	(68,362)
Recovery of written–off loans	—	—	3,442	3,442	—	—	520	520	5,942
Foreign exchange effect	(686)	(389)	(4,601)	(5,676)	(229)	(1,106)	(1,524)	(2,859)	(5,554)
Expected credit loss at the end of period	39,628	51,911	170,909	262,448	86,281	36,733	173,197	296,211	247,084

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and at the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	30.06.2023				30.06.2022				31.12.2022
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	534,005	657,474	430,902	1,622,381	802,421	263,219	336,041	1,401,681	1,401,681
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	258,678	—	—	258,678	245,020	—	—	245,020	438,109
Assets derecognized or matured (excluding write-offs)	(46,347)	(26,191)	(7,903)	(80,441)	(46,958)	(20,232)	(5,425)	(72,615)	(386,494)
Transfers to Stage 1	83,284	(81,617)	(1,667)	—	47,980	(46,391)	(1,589)	—	—
Transfers to Stage 2	(150,526)	155,584	(5,058)	—	(153,246)	155,324	(2,078)	—	—
Transfers to Stage 3	(16,672)	(153,831)	170,503	—	(23,771)	(96,544)	120,315	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(65,986)	298,730	362,188	594,932	(33,439)	196,312	192,099	354,972	422,247
Others (**)	(76,465)	(132,030)	140,554	(67,941)	(253,489)	35,279	38,886	(179,324)	493,030
Total	(14,034)	60,645	658,617	705,228	(217,903)	223,748	342,208	348,053	966,892
Write-offs	—	—	(652,789)	(652,789)	—	—	(355,960)	(355,960)	(886,200)
Recovery of written–off loans	—	—	60,166	60,166	—	—	70,203	70,203	140,438
Foreign exchange effect	(3)	(202)	(538)	(743)	(15)	(200)	(85)	(300)	(430)
Expected credit loss at the end of period	519,968	717,917	496,358	1,734,243	584,503	486,767	392,407	1,463,677	1,622,381

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and at the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	30.06.2023				30.06.2022				31.12.2022
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	4,236	12,285	45,101	61,622	12,669	42,681	99,850	155,200	155,200
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	457	—	—	457	764	—	—	764	1,473
Assets derecognized or matured (excluding write-offs)	(72)	(210)	(5,586)	(5,868)	(265)	(260)	(6,148)	(6,673)	(12,155)
Transfers to Stage 1	3,927	(3,927)	—	—	3,937	(3,937)	—	—	—
Transfers to Stage 2	(407)	2,597	(2,190)	—	(394)	4,068	(3,674)	—	—
Transfers to Stage 3	(136)	(2,157)	2,293	—	(132)	(1,276)	1,408	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(3,759)	7,571	13,102	16,914	(3,703)	2,143	7,046	5,486	9,989
Others (**)	690	527	1,383	2,600	(1,913)	(1,837)	(8,495)	(12,245)	(89,448)
Total	700	4,401	9,002	14,103	(1,706)	(1,099)	(9,863)	(12,668)	(90,141)
Write-offs	—	—	(2,482)	(2,482)	—	—	(1,713)	(1,713)	(2,267)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	(35)	(58)	(1,347)	(1,440)	(163)	(72)	(697)	(932)	(1,170)
Expected credit loss at the end of period	4,901	16,628	50,274	71,803	10,800	41,510	87,577	139,887	61,622

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and at the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

	30.06.2023				30.06.2022				31.12.2022
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	24,843	20,216	51,709	96,768	40,492	38,881	85,222	164,595	164,595
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	12,965	—	—	12,965	22,183	—	—	22,183	30,366
Assets derecognized or matured (excluding write-offs)	(5,366)	(363)	(553)	(6,282)	(1,779)	(1,691)	(1,024)	(4,494)	(165,816)
Transfers to Stage 1	2,886	(1,836)	(1,050)	—	48,315	(47,263)	(1,052)	—	—
Transfers to Stage 2	(9,636)	9,933	(297)	—	(10,689)	13,262	(2,573)	—	—
Transfers to Stage 3	(6,252)	(15,932)	22,184	—	(3,322)	(43,091)	46,413	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(1,744)	8,918	43,080	50,254	(35,211)	8,287	(61,404)	(88,328)	(35,177)
Others (**)	3,132	3,745	(21,132)	(14,255)	(28,909)	63,306	42,654	77,051	158,816
Total	(4,015)	4,465	42,232	42,682	(9,412)	(7,190)	23,014	6,412	(11,811)
Write-offs	—	—	(38,792)	(38,792)	—	—	(30,068)	(30,068)	(64,710)
Recovery of written–off loans	—	—	4,653	4,653	—	—	3,812	3,812	8,690
Foreign exchange effect	—	(3)	(31)	(34)	—	—	(1)	(1)	4
Expected credit loss at the end of period	20,828	24,678	59,771	105,277	31,080	31,691	81,979	144,750	96,768

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and at the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	30.06.2023				30.06.2022				31.12.2022
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	8,354	18,205	8,936	35,495	8,594	18,492	13,243	40,329	40,329
Impact of the expected credit loss in the consolidated statement of income -
New originated or purchased assets	1,847	—	—	1,847	3,654	—	—	3,654	5,615
Assets derecognized or matured	(1,342)	(3,747)	(318)	(5,407)	(1,334)	(1,436)	(846)	(3,616)	(13,095)
Transfers to Stage 1	378	(378)	—	—	132	(132)	—	—	—
Transfers to Stage 2	(847)	2,492	(1,645)	—	(754)	754	—	—	—
Transfers to Stage 3	(3)	(50)	53	—	—	(58)	58	—	—
Impact on the expected credit loss for credits that change stage in the period (*)	(224)	(1,061)	536	(749)	(46)	355	98	407	1,161
Others (**)	(3,505)	(12,359)	12	(15,852)	1,579	(810)	(505)	264	313
Total	(3,696)	(15,103)	(1,362)	(20,161)	3,231	(1,327)	(1,195)	709	(6,006)
Foreign exchange effect	(237)	(41)	(5)	(283)	(1,439)	1,098	(12)	(353)	1,172
Expected credit loss at the end of period, Note 8(a)	4,421	3,061	7,569	15,051	10,386	18,263	12,036	40,685	35,495

(*) During 2023 and 2022, the Group applied its expert judgement with the purpose of reflecting the effects of the political and economic uncertainty that were not considered in the forward-looking model, therefore a higher expected loss was recorded.

(**) Corresponds mainly to: (i) the variation between the amortized cost of the loan at the beginning and the end of the period (variation in the provision recorded for partial amortizations that did not represent a reduction or derecognized of the loan), (ii) variations in credit risk that did not generate transfers to other stages; and (iii) the execution of contingent loans (conversion of indirect debt into direct debt).

7. Investment property

(a) This caption is made up as follows:

	30.06.2023	31.12.2022	Acquisition or construction year	Valuation methodology as of June 30, 2023 and December 31, 2022
	S/(000)	S/(000)
Land
San Isidro – Lima	254,339	264,868	2009	Appraisal
San Martín de Porres – Lima	76,492	88,182	2015	Appraisal
Nuevo Chimbote	32,102	33,747	2021	Appraisal
Santa Clara – Lima	25,694	26,352	2017	Appraisal
Sullana	21,582	22,689	2012	Appraisal
Others	8,619	8,716	-	Appraisal/Cost
	418,828	444,554
Completed investment property - “Real Plaza” shopping malls
Talara	34,423	43,728	2015	DCF
	34,423	43,728
Buildings
Ate Vitarte – Lima	151,807	149,720	2006	DCF/Appraisal
Orquídeas - San Isidro – Lima	137,227	138,643	2017	DCF
Piura	122,578	123,508	2008/2020	DCF/Appraisal
Paseo del Bosque	89,646	96,194	2021	DCF
Chorrillos – Lima	86,407	81,516	2017	DCF
Chimbote	42,876	45,069	2015	DCF
Maestro-Huancayo	32,123	32,342	2017	DCF
Cusco	26,866	27,513	2017	DCF
Panorama – Lima	20,350	20,669	2016	DCF
Pardo y Aliaga – Lima	16,525	16,755	2008	DCF
Trujillo	15,212	15,815	2016	DCF
Cercado de Lima – Lima	15,127	14,543	2017	DCF
Others	44,296	37,148	-	DCF
	801,040	799,435

Total	1,254,291	1,287,717

DCF: Discounted cash flow

(i) As of June 30, 2023 and December 31, 2022, there are no liens on investment property.

(b) Below is the composition of the net result on investment properties as of June 30, 2023 and 2022:

	30.06.2023	30.06.2022
	S/(000)	S/(000)
Income from rental of investment property	32,845	34,862
(Loss) gain on valuation of investment property	(41,836)	28,905
Net result	(8,991)	63,767

(c) The movement of investment property for the six-month periods ended June 30, 2023 and 2022, is as follows:

	30.06.2023	30.06.2022
	S/(000)	S/(000)
Beginning of period balances	1,287,717	1,224,454
Additions	10,158	16,085
Valuation (loss) gain	(41,836)	28,905
Transfers and others	(1,748)	10,878
Balances as of June 30	1,254,291	1,280,322
Balances as of December 31, 2022		1,287,717

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

		Restated
	30.06.2023	31.12.2022
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	733,669	633,926
Accounts receivable related to derivative financial instruments (b)	189,170	515,800
Operations in process (d)	109,958	112,195
POS Commission accounts receivable	6,617	110,906
Accounts receivable from sale of investments (c)	14,739	37,987
Others	23,917	24,753
	1,078,070	1,435,567
Non-financial instruments
Deferred charges	126,932	92,865
Deffered cost of POS affiliation and registration	97,541	95,265
Payments in advance of Income Tax	66,772	26,759
Realizable assets, received as payment and seized through legal actions	31,656	27,266
Tax credit for General Sales Tax - IGV	27,873	17,623
POS equipment supplies (*)	16,497	18,698
Investments in associates	12,051	22,728
Others	6,696	7,192
	386,018	308,396
Total	1,464,088	1,743,963

(*) Corresponds to the Points of Sale (“POS”) required for the rendering of the service. Their supplies are recorded at cost.

		Restated
	30.06.2023	31.12.2022
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Other accounts payable	915,206	726,983
Contract liability with investment component	873,909	873,500
Third party compensation (**)	291,228	386,136
Accounts payable related to derivative financial instruments (b)	245,472	297,038
Operations in process	227,566	184,584
Workers’ profit sharing and salaries payable	143,774	154,460
Lease liabilities	100,186	112,581
Accounts payable for acquisitions of investments	17,776	53,905
Allowance for indirect loan losses, Note 6(d.2)	15,051	35,495
Accounts payable to reinsurers and coinsurers	5,699	5,648
	2,835,867	2,830,330
Non-financial instruments
Provision for other contingencies	70,575	79,304
Taxes payable	66,168	138,819
Registration for use of POS	21,978	17,029
Deferred income (***)	14,462	57,001
Others	5,031	6,681
	178,214	298,834
Total	3,014,081	3,129,164

(**) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the cards users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction.

(***) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and transactions recorded by Izipay, related to accrual of installments with affiliated businesses.

(b) Below is the fair value of derivative financial instruments, recorded as assets or liabilities, including their notional amounts as of June 30, 2023 and December 31, 2022:

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the period	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of June 30, 2023	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading (*) -
Forward exchange contracts	53,068	64,674	7,300,894	—	Between July 2023 and September 2024	-	-
Interest rate swaps	49,852	34,123	1,524,355	—	Between July 2023 and June 2036	-	-
Currency swaps	30,493	65,571	1,290,924	—	Between July 2023 and April 2028	-	-
Options	8,474	8,496	345,821	—	Between July 2023 and September 2024	-	-
	141,887	172,864	10,461,994	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	47,283	—	544,950	(149)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	8,462	108,840	135	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	11,132	108,840	393	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,169	72,660	(1,739)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	5,912	72,660	(1,207)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	4,576	72,560	(132)	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,442	54,420	187	January 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,653	36,280	140	November 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	19,613	907,000	(6,614)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	6,439	181,400	(118)	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	3,210	181,400	(392)	June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	(669)	-	Corporate bonds	Bonds, notes and obligations outstanding
	47,283	72,608	2,341,010	(10,165)
	189,170	245,472	12,803,004	(10,165)

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2022	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	58,201	27,556	6,328,060	—	Between January 2023 and December 2023	-	-
Currency swaps	77,045	141,823	2,672,533	—	Between January 2023 and March 2029	-	-
Interest rate swaps	67,737	38,551	2,424,566	—	Between January 2023 and June 2036	-	-
Cross currency swaps	—	75,489	224,485	—	January 2023	-	-
Options	99	463	80,151	—	Between January 2023 and December 2023	-	-
	203,082	283,882	11,729,795	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	237,438	—	1,681,974	(20,199)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	75,280	—	573,000	(33,565)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	3,916	114,420	360	August 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	6,295	114,420	(355)	October 2024	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	931	57,210	(225)	January 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	2,014	38,140	(156)	November 2024	Due to banks	Due to banks and correspondents
	312,718	13,156	2,579,164	(54,140)
	515,800	297,038	14,308,959	(54,140)

(i) As of June 30, 2023 and December 31, 2022, certain derivative financial instruments hold some collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of June 30, 2023 and December 31, 2022. During 2023 and 2022, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Assets and Liabilities for insurance and reinsurance contracts

(a)
The composition of these items is presented below:

	30.06.2023			31.12.2022
	Assets	Liabilities	Asset, net	Assets	Liabilities	Asset, net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held
Life insurance contracts
Claims	24,606	710	23,896	27,283	3,476	23,807
New policies	2,822	—	2,822	6,770	—	6,770
Total reinsurance contracts held	27,428	710	26,718	34,053	3,476	30,577

	30.06.2023			31.12.2022
	Assets	Liabilities	Liability, net	Assets	Liabilities	Liability, net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance contracts issued
Life insurance contracts
Claims	—	11,759,745	11,759,745	—	10,703,473	10,703,473
New policies	3,976	179,395	175,419	—	548,352	548,352
Total insurance contracts issued	3,976	11,939,140	11,935,164	—	11,251,825	11,251,825

(b)
The composition of these items is presented below:

	Liabilities for remaining coverage	Liabilities Claims incurred contracts not measured by Premium Allocation Approach	Liabilities Claims incurred contracts measured by Premium Allocation Approach		Total
			Fulfilment Cash Flows	Risk Adjustment
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance at 01.01.2022	(867)	48,513	5,175	157	52,978
Movement of Insurance Service liabilities	(8,067)	(16,098)	769	(51)	(23,447)
Net cash flow and other changes	4,163	(2,813)	(145)	91	1,296
Exchange difference	(250)	—	—	—	(250)
Balance at 31.12.2022	(5,021)	29,602	5,799	197	30,577
Movement of Insurance Service liabilities	(2,638)	4,533	(3,159)	(160)	(1,424)
Net cash flow and other changes	3,098	(5,407)	(100)	—	(2,409)
Exchange difference	85	(77)	(32)	(2)	(26)
Balance at 30.06.2023	(4,476)	28,651	2,508	35	26,718

(c)
Below is the movement of insurance contract liabilities:

	Remaining coverage liabilities		Liabilities Claims incurred contracts not measured by Premium Allocation Approach	Liabilities Claims incurred contracts measured by Premium Allocation Approach		Total
	Excluding loss component	Loss component		Fulfilment Cash Flows	Risk Adjustment
	S/(000)		S/(000)	S/(000)	S/(000)	S/(000)
Balance at 01.01.2022	12,063,440	509,792	169,976	43,508	1,242	12,787,958
Movement of Insurance Service liabilities	(2,239,923)	121,050	935,946	76,732	1,551	(1,104,644)
Net cash flow and other changes	837,038	(5,143)	(946,828)	(75,804)	(120)	(190,857)
Exchange difference	(228,563)	(10,309)	(1,273)	(388)	(99)	(240,632)
Balance at 31.12.2022	10,431,992	615,390	157,821	44,048	2,574	11,251,825
Movement of Insurance Service liabilities	447,070	9,216	489,748	50,887	(334)	996,587
Net cash flow and other changes	421,679	—	(483,443)	(49,826)	—	(111,590)
Exchange difference	(193,290)	(6,825)	(1,071)	(411)	(61)	(201,658)
Balance at 30.06.2023	11,107,451	617,781	163,055	44,698	2,179	11,935,164

10. Deposits and obligations

(a) This caption is made up as follows:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Saving deposits	18,200,806	20,911,746
Demand deposits	12,582,522	13,824,824
Time deposits	17,092,882	12,866,602
Compensation for service time (c)	852,070	921,288
Other obligations	6,290	6,248
Total	48,734,570	48,530,708

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) In May 2022, through Act No. 31480 “Act Authorizing the Withdrawal of Severance Indemnities to Cover Economic Needs Caused by the Covid-19 Pandemic”, the Peruvian government authorized clients, until December 31, 2023, to withdraw the 100 percent of these deposits. As part of this benefit, approximately 229,000 clients withdrew approximately S/482,722,000 during the year 2023 (261,000 clients withdrew approximately S/767,470,000, during the year 2022).

(d) As of June 30, 2023 and December 31, 2022, approximately S/17,674,055,000 and S/18,368,816,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.

11. Due to banks and correspondents

(a) This caption is comprised of the following:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
By type -
Central Reserve Bank of Peru (b)	4,228,740	4,481,138
Promotional credit lines	2,021,323	1,863,482
Loans received from foreign entities	2,221,827	339,446
Loans received from Peruvian entities	515,417	357,770
	8,987,307	7,041,836
Interest and commissions payable	96,258	58,810
	9,083,565	7,100,646
By term -
Short term	3,193,472	2,433,459
Long term	5,890,093	4,667,187
Total	9,083,565	7,100,646

(b) As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(c.2), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, as of December 31, 2022, Interbank took in repurchase agreements of loan portfolio for an amount of S/42,461,000, which was aimed to the “Reactiva Peru” program. As of June 30, 2023 and December 31, 2022, Interbank maintains this type of reporting operations guaranteed by a loan portfolio for approximately S/928,851,000 and S/1,909,375,000, respectively. See Note 6(a).

12. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	30.06.2023	31.12.2022
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – second program
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	181,361	190,616
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/150,000	—	149,998
						181,361	340,614
Subordinated bonds – third program
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	90,700	95,350
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	72,493	76,213
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	72,560	76,280
						235,753	247,843
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000
Total local issuances						567,114	738,457
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,082,634	1,137,691
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,597	311,522
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,444,642	1,517,661
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,087,560	1,142,764
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,022,291	1,074,396
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	—	1,849,133
Total international issuances						4,948,724	7,033,167
Total local and international issuances						5,515,838	7,771,624
Interest payable						104,984	134,679
Total						5,620,822	7,906,303

(*) The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b) The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have been met in the opinion of the Group's Management and its legal advisors.

13. Equity

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of June 30, 2023 and December 31, 2022, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2023, agreed to distribute dividends charged to profits for the year 2022 for approximately US$136,222,000 (equivalent to approximately S/511,788,000); equivalent to US$1.18 per share, to be paid on May 8, 2023.

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to distribute dividends charged to profits for the year 2021 for approximately US$202,025,000 (equivalent to approximately S/751,532,000); equivalent to US$1.75 per share, which were paid on May 6, 2022.

(b) Treasury stock and Share Repurchase Program -

As of December 31, 2022, the Company and Subsidiaries held 30,074 shares issued by IFS, with an acquisition cost equivalent to S/3,363,000.

On March 31, 2023, the shareholders of IFS approved the Share Repurchase Program for an amount of up to US$100 million, which is expected to continue until the Board of Directors decides otherwise. Said program, may be carried out simultaneously in the two markets (Lima Stock Exchange and New York Stock Exchange - NYSE) in one or several dates, at market prices. Within this Program framework, Interbank has purchased 325,937 shares for an amount of approximately S/28,088,000.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of June 30, 2023 and December 31, 2022, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

(e) Reserves -

The General Shareholders’ Meeting of IFS held on March 31, 2022, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

14. Tax situation

(a) IFS and its Subsidiaries are incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas (see Note 2), and are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

(b) Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense, as of June 30, 2023 and 2022, IFS has recorded an expense for S/23,497,000 and S/ 14,153 000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of June 30, 2023 and December 31, 2022, was 29.5 percent, over the taxable income.

(d) The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Below are the taxable periods subject to inspection by the Tax Authority as of June 30, 2023:

- Interbank: Income Tax returns for the years 2019 to 2022, and Value-Added-Tax returns for the years 2018 to 2022.

- Interseguro: Income Tax returns for the years 2018, 2019, 2021 and 2022, and Value-Added-Tax returns for the years 2018 to 2022.

- Seguros Sura: Income Tax returns and Value-Added-Tax returns for the year 2018.

- Procesos de Medios de Pago: Income Tax returns and Value-Added-Tax returns for the years 2018 to 2022.

- Izipay: Income Tax returns and Value-Added-Tax returns for the years 2018 to 2022.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures and processes for the main Subsidiaries:

Interbank:

Tax periods from 2000 to 2006:

Between 2004 and 2010, Interbank received several Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and International Financial Reporting Standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

In June and September 2022, the Permanent Constitutional and Social Law Chamber of the Supreme Court declared unfounded the cassation appeals by SUNAT and the Ministry of Economy and Finance, thus reaffirming the position of Interbank in the sense that interest in suspense does not constitute taxable income, both in the 2001 Income Tax and in the 2004 Income Tax.

As of June 30, 2023 the tax liability requested for this concept and other minor contingencies, amounts to approximately S/154,000,000 wich includes the tax, fines and interest arrears, out of which S/90,000,000 corresponded to interest in suspense and S/64,000,000 corresponded to other minor repairs. As of December 31, 2022, the tax liability amounted to S/290,000,000 and includes taxes, fines and interest arrears.

In May 2020, Interbank was notified with the Resolution of Compliance related to the Income Tax and advance payments of the Income Tax for the year 2005 (linked to the interest in suspense). Through said notification, SUNAT increased the requested tax debt from S/1,000,000 to S/35,000,000 because as a result of the Resolution of Compliance, certain previously accepted deductions by SUNAT. In June 2020, Interbank filed an Appeal against the Resolution of Compliance, which is pending of pronouncement by the Tax Court.

In December 2022, the Tax Court notified of Resolution No. 09431-9-2022, through which it revoked interest in suspense, financial pro-rata, advance payments and fines. Interbank is awaiting the Resolution of Compliance.

In February 2021, Interbank was notified with the Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through said notification, SUNAT rejected an excess payment of S/3,500,000 and determined a tax debt of S/23,000,000.

In December 2022, the Tax Court notified of Resolution No. 09451-1-2022, through which it revoked interest in suspense, advance payments coefficient and fines. Interbank is awaiting the Resolution of Compliance.

In January 2023, Interbank was notified with Resolution of Compliance No. 4070150000145, that rectified and resettled the debt contained in Resolutions of Determination No. 0120030012106 and No. 0120030012107 related to advance payments of the Income Tax for the period 2003, without any amount to pay.

In February 2023, Interbank was notified with the Tax Court Resolution No. 00227-2-2023, that declared null the Resolution of Intendence No. 0150150002380, dated May 15, 2020, in relation to the payments of the Income Tax for the period 2004 in the part referred to interest in suspense and related penalties.

In March 2023, Interbank was notified with Resolution of Compliance No. 4070150000186, that rectified the tax debt contained in the Resolution of Penalty No. 012-002-0011622, thus reducing said penalty from S/ 68,998,000 to

S/ 25,290,000. Likewise, Interbank filed the respective Appeal Recourse against Resolution of Compliance No. 4070150000186, described in the previous paragraph, which is pending resolution by the Tax Court.

Tax period 2010:

In 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Currently, the procedure has been appealed and it is pending resolution by the Tax Administration.

Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. As of June 30, 2023 and December 31, 2022, the tax debt claimed by the Tax Authority amounted to S/14,400,000 and S/14,000,000, respectively. As of the date of this report, the process is on appeal, pending resolution.

Tax period 2013:

In 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. The main concept observed corresponded to the deduction of loan write-offs without proof by the SBS.

During 2021, Interbank filed a claim against the Resolution of the Tax Court, this authority confirmed, revoked and ordered to resettle the aforementioned concepts. At the end of 2022, the Tax Court reconfirmed its ruling in the aforementioned Resolution.

In December 2022, the Tax Authority through Resolution of Coactive Collection No. 0110060065138, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000, which was paid by Interbank; however, the process continues in the Judiciary.

Tax periods 2014 and 2015:

In September and December, 2019, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2014 and 2015, respectively, which are in the appeal stage.

As of June 30, 2023 and December 31, 2022, the tax debt requested by the Tax Authority in relation to the Income Tax advance payments for the period 2015 and to the application of the additional Income Tax rate of 4.1 percent, amounted to S/14,200,000 and S/14,000,000, respectively.

Tax period 2017:

In December 2021, by letter No. 210011740110-01-SUNAT, SUNAT notified Interbank about the beginning of the definitive audit procedure on Income Tax corresponding to the year 2017. In October 2022, SUNAT notified of Resolutions of Determination No. 0120030127896 and No. 0120030127908, issued regarding the third-category Income Tax corresponding to the period 2017 and Income Tax advance payments from January to December 2017, without additional amounts to pay related to the third-category Income Tax; however, in November 2022, Interbank filed an appeal recourse on other minor concepts, observed by the Tax Authority.

In June 2023, Interbank was notified with the Resolution No. 4070140000600 declaring the claim unfounded. Within the law term, Interbank will be presenting the respective appeal.

Tax period 2018:

In April 2019, SUNAT notified about the commencement of the definitive audit procedure on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. To date, said audit is under process.

In the opinion of Interbank’s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of June 30, 2023 and December 31, 2022.

Interseguro:

In December 2022, SUNAT notified Interseguro the beginning of the fiscalization procedure regarding the Income Tax corresponding to the year 2020. As of the date of this report, said inspection is in process.

In the opinion of Interseguro’s Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of June 30, 2023 and December 31, 2022.

Izipay:

As of June 30, 2023 and December 31, 2022, Izipay maintains carryforward tax losses amounting to S/81,691,285 and S/82,931,174, respectively. In application of current tax regulations, Izipay opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of Izipay’s Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of June 30, 2023 and December 31, 2022.

(e) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the six-month periods ended as of June 30,

	2023	2022
	S/(000)	S/(000)
Current – Expense	202,166	275,564
Deferred – (Income) expense	5,294	(58,802)
	207,460	216,762

15. Interest income and expenses, and similar accounts

(a)
This caption is comprised of the following:

		Restated
	30.06.2023	30.06.2022
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	2,621,127	1,901,499
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	(56,753)	6,855
Interest on investments at fair value through other comprehensive income	604,339	556,201
Interest on due from banks and inter-bank funds	190,325	53,799
Interest on investments at amortized cost	82,715	80,547
Dividends on financial instruments	22,192	39,815
Others	2,433	1,484
Total	3,466,378	2,640,200
Interest and similar expenses
Interest and fees on deposits and obligations	(790,358)	(296,044)
Interest and fees on obligations with financial institutions	(209,307)	(88,337)
Interest on bonds, notes and other obligations	(157,700)	(209,137)
Deposit insurance fund fees	(40,197)	(37,533)
Others	(14,950)	(32,338)
Total	(1,212,512)	(663,389)

16. Fee income from financial services, net

(a)
This caption is comprised of the following:

	30.06.2023	30.06.2022
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	368,732	326,034
Income from services (acquirer and issuer role) (b)	359,104	158,460
Banking services fees	107,018	117,259
Brokerage and custody services	2,569	3,171
Others	19,322	10,720

Performance obligations over time:
Funds management	69,817	80,888
Contingent loans fees	33,272	34,419
Collection services	32,614	29,160
Commission for loans rescheduling “Reactiva Peru” program	5,075	7,990
Others	12,514	5,471
Total	1,010,037	773,572
Expenses
Expenses for services (acquirer and issuer role) (b)	(163,825)	(69,698)
Credit cards	(96,026)	(76,399)
Commissions Mastercard - Visa	(38,800)	(17,133)
Credit life insurance premiums	(37,798)	(50,562)
Local banks fees	(29,589)	(22,180)
Foreign banks fees	(12,648)	(12,112)
Commission for loans rescheduling “Reactiva Peru” program	(5,735)	(11,083)
Registry expenses	(621)	(1,128)
Brokerage and custody services	(343)	(609)
Others	(24,411)	(14,840)
Total	(409,796)	(275,744)
Net	600,241	497,828

(b)
Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay since April 2022, month in which Izipay became a Subsidiary of IFS.

17. Other income and (expenses)

(a)
This caption is comprised of the following:

		Restated
	30.06.2023	30.06.2022
	S/(000)	S/(000)
Other income
Profit from sale of property, furniture and equipment (b)	15,300	10,248
Maintenance, installation and sale of POS equipment	12,891	7,938
Other technical income from insurance operations	6,522	3,666
Services rendered to third parties	3,562	3,251
Income from ATM rentals	2,815	3,484
Gain from sale of written-off-loans	271	4,308
Others	43,281	63,325
Total other income	84,642	96,220
Other expenses
Commissions from insurance activities	(32,079)	(24,456)
Cost of sale of POS equipment	(8,068)	(9,545)
Sundry technical insurance expenses	(5,814)	(6,746)
Administrative and tax penalties	(4,429)	(2,997)
Provision for sundry risk	(4,243)	(6,608)
Expenses related to rental income	(2,962)	(4,266)
Provision for accounts receivable	(2,760)	(2,332)
Donations	(2,218)	(2,210)
Others	(39,556)	(32,353)
Total other expenses	(102,129)	(91,513)
(b)
Corresponds to the sale of a property made by Interbank to third parties for US$8,552,000 (approximately equivalent to S/32,667,000), with a net disposal cost of S/17,367,000.

18. Result from insurance activities, before expenses

(a) The composition of the category is presented below:

	30.06.2023	30.06.2022
	S/(000)	S/(000)
Insurance Income
Annuities	373,599	369,679
Retail Insurance	136,270	184,989
Individual life	42,784	35,086
Total	552,653	589,754
Insurance Expenses
Annuities	(656,877)	(690,660)
Retail Insurance	(32,787)	(30,209)
Individual life	11,503	56,583
Total	(678,161)	(664,286)
Results of insurance activities (*)	(125,508)	(74,532)

(*) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the interim consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses. See also financial information for segments in Note 21.

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2022
Balance as of January 1, 2022	115,418	115,418	180	115,418
Balance as of June 30, 2022	115,418	115,418		115,418
Net earnings attributable to IFS’s shareholders - restated S/(000)				698,387
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				6.051
Period 2023
Balance as of January 1, 2023	115,418	115,418	180	115,418
Sale of treasury stock	1	1	34	0
Purchase of treasury stock	(326)	(326)	7	(12)
Balance as of June 30, 2023	115,093	115,093		115,406
Net earnings attributable to IFS’s shareholders S/(000)				594,058
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				5.148

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated companies as of June 30, 2023 and December 31, 2022 and for the six-month periods ended June 30, 2023 and 2022:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	1,118	99
Investments at fair value through other comprehensive income	63,789	58,378
Loans, net (b)	1,303,514	1,317,453
Accounts receivable	86,740	117,273
Other assets	24,615	32,043
Liabilities
Deposits and obligations	1,149,471	1,040,975
Other liabilities	11,605	3,215
Off-balance sheet accounts
Indirect loans (b)	74,726	89,707

	30.06.2023	30.06.2022
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	43,115	32,014
Rental income	12,917	18,517
Valuation of financial derivative instruments	75	105
Administrative expenses	(17,991)	(14,421)
Interest and similar expenses	(17,133)	(4,838)
Others, net	21,631	23,590

(b) As of June 30, 2023 and December 31, 2022, the detail of loans is the following:

	30.06.2023			31.12.2022
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,117,981	6,555	1,124,536	1,108,276	18,832	1,127,108
Associates	185,533	68,171	253,704	209,177	70,875	280,052
	1,303,514	74,726	1,378,240	1,317,453	89,707	1,407,160

(c) As of June 30, 2023 and December 31, 2022, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of June 30, 2023 and December 31, 2022, direct loans to employees, directors and executives amounted to S/211,112,000 and S/211,715,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the six-month periods ended June 30, 2023 and 2022, is presented below:

	30.06.2023	30.06.2022
	S/(000)	S/(000)
Salaries	16,704	14,379
Board of Directors’ compensations	1,874	1,795
Total	18,578	16,174

(e) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

21. Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents four operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

Payments -

It provides mainly administration services, operation and processing of credit and debit cards. Given into account that Izipay became a subsidiary of IFS since April 2022, the results shown for this segment are considered thereafter.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the six-month periods ended June 30, 2023 and 2022:

	30.06.2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	2,929,093	442,191	91,392	3,760	(58)	3,466,378
Interest and similar expenses	(1,117,437)	(48,293)	(44,537)	(2,379)	134	(1,212,512)
Net interest and similar income	1,811,656	393,898	46,855	1,381	76	2,253,866
(Loss) reversal on loans, net of recoveries	(784,564)	—	127	—	—	(784,437)
(Loss) reversal due to impairment of financial investments	299	(12,050)	(308)	—	(4)	(12,063)
Net interest and similar income after impairment loss on loans	1,027,391	381,848	46,674	1,381	72	1,457,366
Fee income from financial services, net	415,056	(7,383)	74,182	174,089	(55,703)	600,241
Net gain on foreign exchange transactions	135,452	—	—	—	—	135,452
Net gain on sale of financial investments	93	2,497	428	—	—	3,018
Net gain (loss) on financial assets at fair value through profit or loss	54,044	27,813	(17,750)	—	(50,105)	14,002
Net loss on investment property	—	(8,991)	—	—	—	(8,991)
Other income	63,697	15,415	(332)	15,689	(9,827)	84,642
	668,342	29,351	56,528	189,778	(115,635)	828,364
Result from insurance activities, before expenses	—	(125,502)	—	—	(6)	(125,508)
Salaries and employee benefits	(333,724)	(46,841)	(41,312)	(37,174)	(2,721)	(461,772)
Administrative expenses	(480,449)	(33,340)	(23,157)	(80,348)	(5,604)	(622,898)
Depreciation and amortization	(133,012)	(9,980)	(7,488)	(25,353)	(7,807)	(183,640)
Other expenses	(36,929)	(97,132)	(660)	(9,980)	42,572	(102,129)
	(984,114)	(187,293)	(72,617)	(152,855)	26,440	(1,370,439)
Income (loss) before translation result and Income Tax	711,619	98,404	30,585	38,304	(89,129)	789,783
Exchange difference	(16,929)	20,743	98	(1,977)	13,702	15,637
Income Tax	(170,101)	—	(1,361)	(14,804)	(21,194)	(207,460)
Net profit (loss) for the period	524,589	119,147	29,322	21,523	(96,621)	597,960
Attributable to:
IFS’s shareholders	524,589	119,147	29,322	21,523	(100,523)	594,058
Non-controlling interest	—	—	—	—	3,902	3,902
	524,589	119,147	29,322	21,523	(96,621)	597,960

	30.06.2022 (restated)
	Banking (*)	Insurance	Wealth management	Payments (**)	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	2,117,353	452,542	69,926	224	155	2,640,200
Interest and similar expenses	(578,839)	(61,925)	(19,898)	(474)	(2,253)	(663,389)
Net interest and similar income	1,538,514	390,617	50,028	(250)	(2,098)	1,976,811
(Loss) recovery due to impairment loss on loans, net of recoveries	(345,114)	—	2,232	—	—	(342,882)
(Loss) recovery due to impairment of financial investments	(49)	4,934	(2,515)	—	(13)	2,357
Net interest and similar income after impairment loss on loans	1,193,351	395,551	49,745	(250)	(2,111)	1,636,286
Fee income from financial services, net	373,248	(3,524)	85,609	81,009	(38,514)	497,828
Net gain on foreign exchange transactions	136,822	—	—	—	—	136,822
Net loss on sale of financial investments	(2,520)	—	(4,043)	—	—	(6,563)
Net gain (loss) on financial assets at fair value through profit or loss	23,849	(85,911)	(167,354)	—	38,306	(191,110)
Net gain (loss) on investment property	—	63,795	—	—	(28)	63,767
Other income	66,907	26,079	161	13,525	(10,452)	96,220
	598,306	439	(85,627)	94,534	(10,688)	596,964
Result from insurance activities, before expenses	—	(74,532)	—	—	—	(74,532)
Salaries and employee benefits	(334,096)	(43,325)	(41,932)	(17,121)	(2,622)	(439,096)
Administrative expenses	(437,162)	(35,374)	(22,407)	(33,234)	(11,989)	(540,166)
Depreciation and amortization	(125,881)	(12,553)	(7,349)	(9,587)	2,813	(152,557)
Other expenses	(38,238)	(77,281)	(600)	(10,531)	35,137	(91,513)
	(935,377)	(168,533)	(72,288)	(70,473)	23,339	(1,223,332)
Income (loss) before translation result and Income Tax	856,280	152,925	(108,170)	23,811	10,540	935,386
Exchange difference	(19,541)	11,265	(8,361)	1,738	(537)	(15,436)
Income Tax	(193,109)	—	(749)	(7,960)	(14,944)	(216,762)
Net profit (loss) for the period	643,630	164,190	(117,280)	17,589	(4,941)	703,188
Attributable to:
IFS’s shareholders	643,630	164,190	(117,280)	17,589	(9,742)	698,387
Non-controlling interest	—	—	—	—	4,801	4,801
	643,630	164,190	(117,280)	17,589	(4,941)	703,188

(*) As of June 30, 2022, the banking segment includes 50 percent of Interbank’s participation in Izipay, recorded in the caption “Other income”. The portion corresponding to the second quarter has been eliminated from the consolidation process.

(**) As of June 30, 2022, the payments segment corresponds to income generated by Izipay in the second quarter plus the participation recorded by Interbank over Izipay’s income generated in the first quarter.

	30.06.2023
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	125,029	11,365	2,803	50,416	189	189,802
Total assets	68,093,215	14,656,984	4,342,750	839,705	404,928	88,337,582
Total liabilities	60,479,307	14,444,137	3,459,285	601,863	(38,153)	78,946,439

	31.12.2022 (Restated)
	Banking	Insurance	Wealth management	Payments	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	258,887	41,599	3,443	92,133	1,004	397,066
Total assets	66,977,277	14,130,205	5,102,598	902,610	365,923	87,478,613
Total liabilities	59,498,433	13,789,726	4,208,369	686,292	(106,454)	78,076,366

(*) It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets for the semester ended June 30, 2023, is S/5,131,474,000 in Peru and S/125,717,000 in Panama (for the semester ended June 30, 2022, was S/4,123,639,000 in Peru and S/39,140,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of June 30, 2023 is S/84,125,802,000 in Peru and S/4,211,780,000 in Panama (for the year ended December 31, 2022, was S/82,503,996,000 in Peru and S/4,974,617,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of June 30, 2023 and December 31, 2022, are presented below:

	As of June 30, 2023
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	11,159,092	11,159,092
Financial investments	1,645,699	20,050,651	510,449	3,354,337	25,561,136
Loans, net	—	—	—	46,226,107	46,226,107
Due from customers on acceptances	—	—	—	74,815	74,815
Other accounts receivable and other assets, net	189,170	—	—	888,900	1,078,070
Insurance and reinsurance contract assets	—	—	—	26,718	26,718
	1,834,869	20,050,651	510,449	61,729,969	84,125,938
Financial liabilities
Deposits and obligations	—	—	—	48,734,570	48,734,570
Inter-bank funds	—	—	—	401,283	401,283
Due to banks and correspondents	—	—	—	9,083,565	9,083,565
Bonds, notes and other obligations	—	—	—	5,620,822	5,620,822
Due from customers on acceptances	—	—	—	74,815	74,815
Insurance contract liabilities	—	—	—	11,935,164	11,935,164
Other accounts payable, provisions and other liabilities	245,472	—	—	2,590,395	2,835,867
	245,472	—	—	78,440,614	78,686,086

	As of December 31, 2022 (restated)
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	13,193,411	13,193,411
Inter-bank funds	—	—	—	296,119	296,119
Financial investments	1,932,993	17,038,942	512,884	3,302,779	22,787,598
Loans, net	—	—	—	45,502,998	45,502,998
Due from customers on acceptances	—	—	—	45,809	45,809
Other accounts receivable and other assets, net	515,800	—	—	919,767	1,435,567
Insurance and reinsurance contract assets	—	—	—	30,577	30,577
	2,448,793	17,038,942	512,884	63,291,460	83,292,079
Financial liabilities
Deposits and obligations	—	—	—	48,530,708	48,530,708
Inter-bank funds	—	—	—	30,012	30,012
Due to banks and correspondents	—	—	—	7,100,646	7,100,646
Bonds, notes and other obligations	—	—	—	7,906,303	7,906,303
Due from customers on acceptances	—	—	—	45,809	45,809
Insurance contract liabilities	—	—	—	11,251,825	11,251,825
Other accounts payable, provisions and other liabilities	297,038	—	—	2,533,292	2,830,330
	297,038	—	—	77,398,595	77,695,633

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro, Inteligo Bank and Izipay, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the audited Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, as consequence of the Covid-19 pandemic, the behavior and performance of the expected credit losses of the retail and commercial clients has been affected, thus requiring a greater monitoring of results, which has also implied to perform certain subsequent adjustments to the expected loss model to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2022 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2023 and December 31, 2022, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2023
Derivatives, Note 8(b)	189,170	—	189,170	(91,584)	(5,261)	92,325
Total	189,170	—	189,170	(91,584)	(5,261)	92,325
As of December 31, 2022
Derivatives, Note 8(b)	515,800	—	515,800	(169,050)	(235,133)	111,617
Total	515,800	—	515,800	(169,050)	(235,133)	111,617

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2023 and December 31, 2022, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2023
Derivatives, Note 8(b)	245,472	—	245,472	(91,584)	(70,354)	83,534
Total	245,472	—	245,472	(91,584)	(70,354)	83,534
As of December 31, 2022
Derivatives, Note 8(b)	297,038	—	297,038	(169,050)	(34,784)	93,204
Total	297,038	—	297,038	(169,050)	(34,784)	93,204

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of June 30, 2023, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.624 per US$1 bid and S/3.633 per US$1 ask (S/3.808 and S/3.820 as of December 31, 2022, respectively). As of June 30, 2023, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.628 per US$1 (S/3.814 as of December 31, 2022).

The table below presents the detail of the Group’s position:

	As of June 30, 2023				As of December 31, 2022 (restated)
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	8,162,940	2,601,972	394,180	11,159,092	10,205,093	2,404,942	583,376	13,193,411
Inter-bank funds	—	—	—	—	—	296,119	—	296,119
Financial investments	6,851,416	18,709,720	—	25,561,136	6,860,558	15,884,533	42,507	22,787,598
Loans, net	13,282,570	32,943,537	—	46,226,107	13,507,125	31,995,873	—	45,502,998
Due from customers on acceptances	74,815	—	—	74,815	45,809	—	—	45,809
Other accounts receivable and other assets, net	278,737	799,150	183	1,078,070	303,720	1,131,459	388	1,435,567
	28,650,478	55,054,379	394,363	84,099,220	30,922,305	51,712,926	626,271	83,261,502
Liabilities
Deposits and obligations	18,955,080	29,319,462	460,028	48,734,570	19,187,300	28,843,457	499,951	48,530,708
Inter-bank funds	—	401,283	—	401,283	—	30,012	—	30,012
Due to banks and correspondents	1,591,192	7,492,373	—	9,083,565	645,706	6,454,940	—	7,100,646
Bonds, notes and other obligations	5,119,467	501,355	—	5,620,822	7,257,098	649,205	—	7,906,303
Due from customers on acceptances	74,815	—	—	74,815	45,809	—	—	45,809
Insurance contract liabilities	3,942,116	7,993,048	—	11,935,164	4,202,094	7,049,731	—	11,251,825
Other accounts payable, provisions and other liabilities	1,231,373	1,604,453	41	2,835,867	1,229,952	1,599,519	859	2,830,330
	30,914,043	47,311,974	460,069	78,686,086	32,567,959	44,626,864	500,810	77,695,633
Forwards position, net	(621,891)	551,492	70,399	—	(1,993,217)	2,074,784	(81,567)	—
Currency swaps position, net	837,812	(837,812)	—	—	1,384,495	(1,384,495)	—	—
Cross currency swaps position, net	2,014,490	(2,014,490)	—	—	2,354,679	(2,354,679)	—	—
Options position, net	464	(464)	—	—	(172)	172	—	—
Monetary position, net	(32,690)	5,441,131	4,693	5,413,134	100,132	5,421,843	43,894	5,565,869

As of June 30, 2023, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$625,731,000, equivalent to S/2,270,152,000 (US$614,405,000, equivalent to S/2,343,341,000 as of December 31, 2022).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of June 30, 2023				As of December 31, 2022 (restated)
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	499,174	304,062	842,463	1,645,699	428,739	564,559	939,695	1,932,993
Debt instruments measured at fair value through other comprehensive income	11,033,863	8,709,795	—	19,743,658	9,946,427	6,770,090	—	16,716,517
Equity instruments measured at fair value through other comprehensive income	463,779	10,390	36,280	510,449	464,556	10,188	38,140	512,884
Derivatives receivable	—	189,170	—	189,170	—	515,800	—	515,800
	11,996,816	9,213,417	878,743	22,088,976	10,839,722	7,860,637	977,835	19,678,194
Accrued interest				306,993				322,425
Total financial assets				22,395,969				20,000,619
Financial liabilities
Derivatives payable	—	245,472	—	245,472	—	297,038	—	297,038

(*) As of June 30, 2023 and December 31, 2022, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2023 and 2022, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Initial balance as of January 1	977,835	1,133,763
Purchases	44,663	180,344
Sales	(20,324)	(280,297)
Loss recognized on the consolidated statement of income	(123,431)	(55,975)
Ending balance	878,743	977,835

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of June 30, 2023					As of December 31, 2022 (restated)
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	11,159,092	—	11,159,092	11,159,092	—	13,193,411	—	13,193,411	13,193,411
Inter-bank funds	—	—	—	—	—	—	296,119	—	296,119	296,119
Investments at amortized cost	3,104,693	77,274	—	3,181,967	3,354,337	2,949,507	—	—	2,949,507	3,302,779
Loans, net	—	43,980,676	—	43,980,676	46,226,107	—	42,932,260	—	42,932,260	45,502,998
Due from customers on acceptances	—	74,815	—	74,815	74,815	—	45,809	—	45,809	45,809
Other accounts receivable and other assets, net	—	888,900	—	888,900	888,900	—	919,767	—	919,767	919,767
Total	3,104,693	56,180,757	—	59,285,450	61,703,251	2,949,507	57,387,366	—	60,336,873	63,260,883
Liabilities
Deposits and obligations	—	48,595,921	—	48,595,921	48,734,570	—	48,464,095	—	48,464,095	48,530,708
Inter-bank funds	—	401,283	—	401,283	401,283	—	30,012	—	30,012	30,012
Due to banks and correspondents	—	9,032,475	—	9,032,475	9,083,565	—	6,859,664	—	6,859,664	7,100,646
Bonds, notes and other obligations	4,422,071	836,679	—	5,258,750	5,620,822	6,447,282	990,545	—	7,437,827	7,906,303
Due from customers on acceptances	—	74,815	—	74,815	74,815	—	45,809	—	45,809	45,809
Insurance contract liabilities	—	11,935,164	—	11,935,164	11,935,164	—	11,251,825	—	11,251,825	11,251,825
Other accounts payable and other liabilities	—	2,590,395	—	2,590,395	2,590,395	—	2,533,292	—	2,533,292	2,533,292
Total	4,422,071	73,466,732	—	77,888,803	78,440,614	6,447,282	70,175,242	—	76,622,524	77,398,595

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of June 30, 2023 and December 31, 2022, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in the consolidated financial statements.

As of June 30, 2023 and December 31, 2022, the value of the managed off-balance sheet financial assets is as follows:

	30.06.2023	31.12.2022
	S/(000)	S/(000)
Investment funds	16,761,429	16,821,566
Mutual funds	4,753,491	4,495,832
Total	21,514,920	21,317,398